MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and presentation of the Company’s consolidated financial statements and the overall accuracy and integrity of the Company’s financial reporting are the responsibility of management. The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and include certain amounts that are based on management’s best estimates and judgments. Financial information contained elsewhere in this Annual Report is consistent with the information set out in the consolidated financial statements.

In fulfilling its responsibilities, management has developed and maintains an extensive system of disclosure controls and procedures and internal control over financial reporting processes that are designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and reported within the required time periods, and financial records are reliable for the preparation of the financial statements. The Company’s internal auditors, who are employees of the Company, also review and evaluate internal controls on behalf of management.

The Board of Directors monitors management’s fulfillment of its responsibilities for financial reporting and internal controls principally through the Audit Committee. The Audit Committee, which is comprised solely of independent directors, meets regularly with management, the internal audit department and the Company’s external auditors to review and discuss audit activity and results, internal accounting controls and financial reporting matters. The external auditors and the internal audit department have unrestricted access to the Audit Committee, management and the Company’s records. The Audit Committee is also responsible for recommending to the Board of Directors the proposed nomination of the external auditors for appointment by the shareholders. Based upon the review and recommendation of the Audit Committee, the consolidated financial statements and Management’s Discussion and Analysis have been approved by the Board of Directors.

The Company’s external auditors, Deloitte LLP, have audited the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB.

Douglas Campbell President and Chief Executive Officer	E.J. Bird Chief Financial Officer

Toronto, Ontario
March 13, 2014

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The control framework used by the Company’s management to assess the effectiveness of the Company’s internal control over financial reporting is the Internal Control - Integrated Framework 1992 (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.
Management of the Company, including its chief executive officer and chief financial officer, has evaluated the Company’s internal control over financial reporting and has concluded that it was effective as at February 1, 2014.
Deloitte LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements for the fiscal year ended February 1, 2014, has issued its opinion on the Company’s internal control over financial reporting as stated in their report included herein.

Douglas Campbell President and Chief Executive Officer	E.J. Bird Chief Financial Officer

Toronto, Ontario
March 13, 2014

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Sears Canada Inc.
We have audited the accompanying consolidated financial statements of Sears Canada Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at February 1, 2014, February 2, 2013 and January 28, 2012, and the consolidated statements of net earnings and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013, and a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sears Canada Inc. as at February 1, 2014, February 2, 2013 and January 28, 2012, and their financial performance and their cash flows for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of February 1, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 13, 2014
Toronto, Canada

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Sears Canada Inc.
We have audited the internal control over financial reporting of Sears Canada Inc. and subsidiaries (the “Company”) as of February 1, 2014, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the 52 week-period ended February 1, 2014 of the Company and our report dated March 13, 2014 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 13, 2014
Toronto, Canada

TABLE OF CONTENTS
Exhibit 99.3

Consolidated Financial Statements

Consolidated Statements of Financial Position

Consolidated Statements of Net Earnings and Comprehensive Earnings

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Accounts receivable, net

Note 7:	Inventories

Note 8:	Prepaid expenses

Note 9:	Property, plant and equipment and investment property

Note 10:	Goodwill and intangible assets

Note 11:	Joint arrangements

Note 12:	Other long-term assets

Note 13:	Deferred revenue

Note 14:	Financial instruments

Note 15:	Accounts payable and accrued liabilities

Note 16:	Provisions

Note 17:	Long-term obligations and finance costs

Note 18:	Other long-term liabilities

Note 19:	Leasing arrangements

Note 20:	Retirement benefit plans

Note 21:	Contingent liabilities

Note 22:	Income taxes

Note 23:	Segmented information

Note 24:	Capital stock

Note 25:	Capital disclosures

Note 26:	Revenue

Note 27:	Employee benefits expense

Note 28:	Gain on lease terminations and lease amendments

Note 29:	Assets classified as held for sale

Note 30:	Sale of Cantrex Group Inc. (“Cantrex”)

Note 31:	Related party transactions

Note 32:	Key management personnel compensation

Note 33:	Net earnings per share

Note 34:	Changes in non-cash working capital balances

Note 35:	Changes in long-term assets and liabilities

Note 36:	Burnaby arrangement

Note 37:	Approval of consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in CAD millions)	Notes	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)

ASSETS
Current assets
Cash and cash equivalents	5	$513.8	$238.5	$400.2
Accounts receivable, net	6,14,16	83.3	77.7	117.6
Income taxes recoverable	22	0.8	5.5	4.1
Inventories	7	774.6	851.4	823.9
Prepaid expenses	8	23.8	28.6	27.9
Derivative financial assets	14	7.2	—	—
Assets classified as held for sale	29	13.3	—	—

Total current assets		1,416.8	1,201.7	1,373.7

Non-current assets
Property, plant and equipment	9,19	785.5	1,118.5	1,196.1
Investment property	9	19.3	21.7	21.7
Intangible assets	10.2	28.2	27.2	23.6
Goodwill	10.1	2.6	8.7	8.7
Deferred tax assets	22	88.7	83.8	84.6
Other long-term assets	12,14,16,22	51.2	43.1	59.0

Total assets		$2,392.3	$2,504.7	$2,767.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14,15	$438.7	$483.7	$580.8
Deferred revenue	13	187.7	197.8	208.0
Provisions	16	109.4	66.3	64.8
Income taxes payable	22	52.2	—	1.0
Other taxes payable		53.9	34.0	42.9
Current portion of long-term obligations	14,17,19,25	7.9	9.2	9.2

Total current liabilities		849.8	791.0	906.7

Non-current liabilities
Long-term obligations	14,17,19,25	28.0	50.2	144.8
Deferred revenue	13	87.3	90.7	89.2
Retirement benefit liability	20.1	286.0	415.7	452.3
Deferred tax liabilities	22	4.2	6.0	5.6
Other long-term liabilities	16,18	63.2	74.7	76.8

Total liabilities		1,318.5	1,428.3	1,675.4

SHAREHOLDERS’ EQUITY
Capital stock	24	14.9	14.9	15.0
Retained earnings	24,25	1,145.3	1,208.2	1,218.5
Accumulated other comprehensive loss		(86.4)	(146.7)	(141.5)
Total shareholders’ equity		1,073.8	1,076.4	1,092.0
Total liabilities and shareholders’ equity		$2,392.3	$2,504.7	$2,767.4
The accompanying notes are an integral part of these consolidated financial statements.
On Behalf of the Board of Directors,
W.C.Crowley            D.E.Rosati
Chairman of the Board        Director

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
For the 52 and 53-week periods ended February 1, 2014 and February 2, 2013

(in CAD millions, except per share amounts)	Notes	2013	2012 (Note 2.25)

Revenue	26	$3,991.8	$4,346.5
Cost of goods and services sold	7	2,548.1	2,749.2
Selling, administrative and other expenses	9,10,11,19,20.6,27	1,631.5	1,669.1
Operating loss		(187.8)	(71.8)

Gain on lease terminations and lease amendments	28	577.2	167.1
Gain on sale of interest in joint arrangements	11	66.3	8.6
Gain on settlement and amendment of retirement benefits	20,27	42.5	21.1
Finance costs	17,22	10.8	15.1
Interest income	5	2.6	4.3
Earnings before income taxes		490.0	114.2

Income tax (expense) recovery
Current	22	(71.6)	(8.2)
Deferred	22	28.1	(4.8)
		(43.5)	(13.0)
Net earnings		$446.5	$101.2

Basic net earnings per share	33	$4.38	$0.99
Diluted net earnings per share	33	$4.38	$0.99

Net earnings		$446.5	$101.2

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net income:
Gain on foreign exchange derivatives		7.8	—
Reclassification to net earnings of gain on foreign exchange derivatives		(1.8)	(0.2)

Item that will not be subsequently reclassified to net income:
Remeasurement gain (loss) on net defined retirement benefit liability	20.7	54.3	(5.0)

Total other comprehensive income (loss)		60.3	(5.2)
Total comprehensive income		$506.8	$96.0
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 52 and 53-week periods ended February 1, 2014 and February 2, 2013

				Accumulated other comprehensive loss (income)
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive (loss) income	Shareholders’ equity
Balance as at February 2, 2013		$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4

Net earnings			446.5	—	—	—	446.5

Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $2.8				7.8	—	7.8	7.8
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.6				(1.8)	—	(1.8)	(1.8)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $19.4	20.7			—	54.3	54.3	54.3
Total other comprehensive income		—	—	6.0	54.3	60.3	60.3
Total comprehensive income		—	446.5	6.0	54.3	60.3	506.8
Dividends declared	24		(509.4)				(509.4)
Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8

Balance as at January 28, 2012		$15.0	$1,218.5	$0.2	$(141.7)	$(141.5)	$1,092.0

Net earnings			101.2	—	—	—	101.2

Other comprehensive loss
Reclassification of gain on foreign exchange derivatives, net of income tax expense of nil				(0.2)	—	(0.2)	(0.2)
Remeasurement loss on net defined retirement benefit liability, net of income tax recovery of $3.5	20.7			—	(5.0)	(5.0)	(5.0)
Total other comprehensive loss		—	—	(0.2)	(5.0)	(5.2)	(5.2)
Total comprehensive income (loss)		—	101.2	(0.2)	(5.0)	(5.2)	96.0
Repurchases of common shares	24	(0.1)	(9.6)				(9.7)
Dividends declared	24		(101.9)				(101.9)
Balance as at February 2, 2013		$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 52 and 53-week periods ended February 1, 2014 and February 2, 2013

(in CAD millions)	Notes	2013	2012 (Note 2.25)
Cash flow used for operating activities
Net earnings		$446.5	$101.2
Adjustments for:
Depreciation and amortization expense	9,10.2	111.4	126.5
Loss on disposal of property, plant and equipment		1.2	1.2
Impairment losses	9,10,29	33.8	2.0
Gain on sale of interest in joint arrangements	11	(66.3)	(8.6)
Gain on lease terminations and lease amendments	28	(577.2)	(167.1)
Finance costs	17	10.8	15.1
Interest income	5	(2.6)	(4.3)
Retirement benefit plans expense	20.6	32.0	31.6
Gain on settlement and amendment of retirement benefits	20	(42.5)	(21.1)
Short-term disability expense		8.0	8.4
Income tax expense	22	43.5	13.0
Interest received	5	2.5	2.3
Interest paid	17	(6.2)	(7.1)
Retirement and other benefit plans contributions	20.6	(53.5)	(63.0)
Income tax (payments) refunds, net	22	(14.0)	9.0
Other income tax deposits	22	(18.9)	(4.1)
Changes in non-cash working capital	34	73.3	(122.9)
Changes in long-term assets and liabilities	35	(7.6)	33.2
		(25.8)	(54.7)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets	9,10.2	(70.8)	(101.6)
Proceeds from sale of property, plant and equipment		1.9	2.2
Proceeds from lease terminations	28	590.5	175.0
Proceeds from sale of joint arrangements	11	315.4	38.3
Proceeds from sale of Cantrex operations	30	—	3.5
		837.0	117.4
Cash flow used for financing activities
Interest paid on finance lease obligations	17,19	(2.5)	(2.4)
Repayment of long-term obligations		(30.1)	(146.3)
Proceeds from long-term obligations		4.5	35.8
Dividend payments	24	(509.4)	(101.9)
Repurchases of common shares	24	—	(9.7)
		(537.5)	(224.5)
Effect of exchange rate on cash and cash equivalents at end of period		1.6	0.1
Increase (decrease) in cash and cash equivalents		275.3	(161.7)
Cash and cash equivalents at beginning of period		$238.5	$400.2
Cash and cash equivalents at end of period		$513.8	$238.5
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”)(formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered in a multi-year licensing agreement with SHS Services Management Inc. (“SHS”), under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). On December 13, 2013, SHS announced it was in receivership, and all offers of services provided by SHS ceased (see Note 14). Licensee fee revenues are comprised of payments received from licensees, including TravelBrands and SHS, that operate within the Company’s stores. The Company is a party to a number of real estate joint arrangements which have been classified as joint operations and accounted for by recognizing the Company’s share of joint arrangements’ assets, liabilities, revenues and expenses for financial reporting purposes.
The indirect parent of the Company is Sears Holdings Corporation (“Sears Holdings”), incorporated in the U.S. in the state of Delaware. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida) through Sears Holdings.

2. Significant accounting policies
2.1 Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of its consolidated financial statements for all periods presented. These financial statements follow the same accounting policies and methods of application as those used in the preparation of the 2012 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are detailed in Note 2.
The Company adopted the following new standards and amendments which became effective “in” or “for” the fiscal year ended February 1, 2014:

•	IAS 1, Presentation of Financial Statements (“IAS 1”)
The IASB has amended IAS 1 to require additional disclosures for items presented in Other Comprehensive Income (“OCI”) on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to earnings or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to earnings or loss). These amendments are effective for annual periods beginning on or after July 1, 2012 and require full retrospective application. As a result of the adoption of the IAS 1 amendment, the Company modified its presentation of OCI in the Consolidated Statements of Net Earnings and Comprehensive Income;

•	IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)
IAS 28 (as amended in 2011) supersedes IAS 28 (2003), Investments in Associates and outlines how to apply, with certain limited exceptions, the equity method to investments in associates and joint ventures. The standard also defines an associate by reference to the concept of “significant influence”, which requires power to participate in financial and operating policy decisions of an investee (but not joint control or control of those policies). Based on the Company’s assessment of this amendment, there is no impact on its consolidated financial statements;

•	IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)
The IASB has amended IFRS 7. The amendment establishes disclosure requirements to help users better assess the effect or potential effect of offsetting arrangements on a company’s financial position. These amendments are effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. Based on the Company’s assessment of this amendment, there is no impact on its consolidated financial statements;

•	IFRS 10, Consolidated Financial Statements (“IFRS 10”)
IFRS 10 establishes the standards for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. Based on the Company’s assessment of this amendment, there is no impact on its consolidated financial statements;

•	IFRS 11, Joint Arrangements (“IFRS 11”)
IFRS 11, along with IFRS 12 described below, replaces IAS 31, Interests in Joint Ventures (“IAS 31”) and requires that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The adoption of this standard has impacted the Company’s Financial Statements as described in Note 2.25;

•	IFRS 12, Disclosure of Involvement with Other Entities (“IFRS 12”)
IFRS 12, along with IFRS 11 described above, replaces IAS 31. IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with, the entity’s interests in joint arrangements and the impact of those interests on its financial position, financial performance and cash flows. These amendments are effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. Disclosures required under IFRS 12 for the consolidated financial statements have been included in Note 11; and

•	IFRS 13, Fair Value Measurement (“IFRS 13”)
IFRS 13 provides guidance to improve consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. This standard applies when another IFRS requires or permits fair value measurements or disclosures. Disclosures required under IFRS 13 for the consolidated financial statements have been included in Note 14.5.
2.3 Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments that are measured at fair value and the retirement benefit asset, which is the net total of plan assets and the present value of the retirement benefit liability. Historical cost is generally based on the fair value of the consideration given in exchange for assets.
2.4 Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements are accounted for by recognizing the Company’s share of the joint arrangements’ assets, liabilities, revenues and expenses (described further in Note 2.13).
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The fiscal years for the 2013 and 2012 consolidated financial statements represent the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”) and the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”), respectively.
The Company’s consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The Company is comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements (see Note 23).
2.5 Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with maturities of 90 days or less at the date of purchase. Cash and cash equivalents are considered to be restricted when they are subject to contingent rights of a third party customer, vendor, government agency or financial institution.
2.6 Short-term investments
Short-term investments include investments with maturities between 91 to 364 days from the date of purchase.
2.7 Inventories
Inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, based on individual items. The cost is comprised of the purchase price, plus the costs incurred in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to sell. Rebates and allowances received from vendors are recognized as a reduction to the cost of inventory, unless the rebates clearly relate to the reimbursement of specific expenses. A provision for shrinkage and obsolescence is calculated based on historical experience. All inventories consist of finished goods.

2.8 Property, plant and equipment
Property, plant and equipment are measured at cost or deemed cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes site preparation costs, design and engineering fees, freight (only on initial freight costs incurred between the vendor and the Company), installation expenses and provincial sales tax (Saskatchewan, Manitoba and Prince Edward Island), and is net of any vendor subsidies or reimbursements. An allocation of general and specific incremental interest charges for major construction projects is also included in the cost of related assets. Property, plant and equipment within one of the Company’s Regina logistics centres have been classified as held for sale in the Consolidated Statements of Financial Position (see Note 29).
When the significant parts of an item of property, plant and equipment have varying useful lives, they are accounted for as separate components of property, plant and equipment. Depreciation is calculated based on the depreciable amount of the asset or significant component thereof, if applicable, which is the cost of the asset or significant component less its residual value. Depreciation is recognized using the straight-line method for each significant component of an item of property, plant and equipment and is recorded in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. The estimated useful lives are 2 to 13 years for equipment and fixtures and 10 to 50 years for buildings and building improvements. The estimated useful lives, residual values and depreciation methods for property, plant and equipment are reviewed annually and adjusted, if appropriate, with the effect of any changes in estimates accounted for on a prospective basis.
Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the proceeds from sale or the cost of retirement and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net Earnings and Comprehensive Income.
For a discussion on the impairment of tangible assets, refer to Note 2.11. Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is an indicator of impairment.
2.9 Investment property
The Company’s investment property consists of vacant land which is not currently used in its operations. Investment property is measured at its deemed cost less accumulated impairment losses.
The fair values of the investment property is estimated using observable data based on the current cost of acquiring comparable properties within the market area and the capitalization of the property’s anticipated revenue. The Company engages independent qualified third parties to conduct appraisals of its investment property.
The gain or loss arising from the disposal or retirement of an item of investment property is determined as the difference between the proceeds from sale or the cost of retirement, and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net Earnings and Comprehensive Income.
For a discussion on the impairment of tangible assets, refer to Note 2.11. Investment property is reviewed at the end of each reporting period to determine whether there is any indicator of impairment.
2.10 Intangible assets
2.10.1 Finite life intangible assets other than goodwill
Finite life intangible assets consist of purchased and internally developed software. Intangible assets are carried at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives which range from 2 to 5 years. The useful lives of all intangible assets other than goodwill are finite. Amortization expense is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. The estimated useful lives and amortization methods for intangible assets other than goodwill are reviewed annually, with the effect of any changes in estimates being accounted for on a prospective basis.
Internally developed software costs are capitalized when the following criteria are met:

•	It is technically feasible to complete the software so that it will be available for use;

•	The Company intends to complete the software product;

•	The Company has an ability to use the software;

•	The Company can demonstrate how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Costs that qualify for capitalization are limited to those that are directly related to each software development project.

2.10.2 Goodwill
Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (“the acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, over the net fair value of identifiable assets acquired less liabilities assumed as of the acquisition date.
2.11 Impairment of tangible assets and intangible assets with finite useful lives
At the end of each reporting period, the Company reviews property, plant and equipment, investment property, intangible assets and goodwill for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into the smallest group of assets that generate independent cash inflows from continuing use (the “cash generating unit” or “CGU”) and a recoverable amount is estimated for that CGU. The Company has determined that its CGUs are primarily its retail stores.
Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs. Otherwise, they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.
If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the asset or CGU will be reduced to its recoverable amount and an impairment loss is recognized immediately. If an impairment for a CGU has been identified, the impairment is first allocated to goodwill before other assets held by the CGU. Where goodwill is not part of a CGU, an impairment loss is recognized as a reduction in the carrying amount of the assets included in the CGU on a pro rata basis.
Where an impairment loss subsequently reverses (not applicable to goodwill), the carrying amount of the asset or CGU is revised to an estimate of its recoverable amount limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately.
2.12 Impairment of goodwill
Goodwill is not amortized but is reviewed for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to each of the Company’s CGUs expected to benefit from the synergies of the combination.
CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit on a pro-rata basis, based on the carrying amount of each asset in the unit. Impairment losses for goodwill are not reversed in subsequent periods.
2.13 Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control. Joint control is considered to be when all parties to the joint arrangement are required to reach unanimous consent over decisions about relevant business activities pertaining to the contractual arrangement.
The Company has determined that its real estate joint arrangements are joint operations. A joint operation is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and whereby each party has rights to the assets and liabilities relating to the arrangement. Interests in joint operations are accounted for by recognizing the Corporation’s share of assets, liabilities, revenues, and expenses incurred jointly.
2.14 Leasing arrangements
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
2.14.1 The Company as lessor
The Company has entered into a number of agreements to sub-lease premises to third parties. All sub-leases to third parties are classified as operating leases. Rental income from operating leases is recognized on a straight-line basis over the term of the lease.
2.14.2 The Company as lessee
Assets held under finance leases are initially recognized by the Company at the lower of the fair value of the asset and the present value of the minimum lease payments. The corresponding current and non-current liabilities to the lessor are included in the Consolidated Statements of Financial Position as a finance lease obligation in “Current portion of long-term obligations” and “Long-term obligations,” respectively. The assets are depreciated using the same accounting policy as applicable to property, plant and equipment (see Note 2.8).

Lease payments are apportioned between finance costs and the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. The minimum lease payments are allocated between the land and building element in proportion to the relative fair values of the leasehold interests, in each of these elements of the lease.
Assets under operating leases are not recognized by the Company. Operating lease payments are recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.
In the event that lease incentives are received from the landlord, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
2.15 Retirement benefit plans
The Company currently maintains a defined contribution and a defined benefit registered pension plan, which covers eligible regular full-time and part-time associates, a non-registered supplemental savings arrangement and a defined benefit non-pension retirement plan, which provides life insurance, medical and dental benefits to eligible retired associates through a health and welfare trust.
2.15.1 Defined contribution plan
A defined contribution plan is a post-employment benefit plan under which the Company pays fixed or matching contributions based on employee contributions into a separate legal entity and has no further legal or constructive obligation to pay additional amounts. Company contributions to the defined contribution retirement benefit plan are recognized as an expense when employees have rendered services entitling them to the contributions.
2.15.2 Defined benefit plans
For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations prepared by independent qualified actuaries at least every 3 years. Remeasurements comprised of actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the statement of financial position with a charge or credit to other comprehensive income in the period in which they occur. The Company performs remeasurements at least annually. Remeasurements recorded in Other comprehensive income are not recycled into profit or loss. However, the entity may transfer those amounts recognized in other comprehensive income within accumulated other comprehensive income (“AOCI”). Past service cost is recognized in profit or loss in the period of plan amendment. Net-interest is calculated by applying the discount rate to the net defined benefit liability or asset. Defined benefit costs are split into three categories:

•	service cost, past-service cost, gains and losses on curtailments and settlements;

•	net interest expense or income;

•	remeasurements.
The Company presents the first two components of defined benefit costs in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.
Remeasurements are recorded in Other comprehensive income.
The retirement benefit obligation recognized in the Consolidated Statements of Financial Position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.
2.15.3 Termination benefits
A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.
2.16 Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable, excluding sales taxes. Revenue is reduced for estimated customer returns, discounts and other similar allowances.
2.16.1 Sale of goods
Revenue from the sale of goods is recognized upon delivery of goods to the customer. In the case of goods sold in-store, delivery is generally complete at the point of sale. For goods subject to delivery such as furniture or major appliances, and goods sold online or through the catalogue, delivery is complete when the goods are delivered to the customers’ selected final destination or picked up from a catalogue agent. In the case of goods subject to installation, such as home improvement products, revenue is recognized when the goods have been delivered and the installation is complete.

2.16.2 Rendering of services
Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.
Extended warranty service contracts
The Company sells extended warranty service contracts with terms of coverage generally between 12 and 60 months. Revenue from the sale of each contract is deferred and amortized on a straight-line basis over the term of the related contract.
Product repair, handling and installation services
Product repair, handling and installation services revenue is recognized once the services are complete. These services are performed within a short timeframe which is typically one day.
2.16.3 Commission and licensee fee revenue
The Company earns commission revenue by selling various products and services that are provided by third parties, such as sales of travel services, home improvement products and insurance programs. As the Company is not the primary obligor in these transactions, these commissions are recognized upon sale of the related product or service.
Fee revenue is received from a variety of licensees that operate in the Company’s stores. Revenue earned is based on a percentage of licensee sales. Revenue is recorded upon sale of the related product or service.
Revenue is received from JPMorgan Chase relating to credit sales. Revenue is based on a percentage of sales charged on the Sears Card or Sears MasterCard and is included in revenue when the sale occurs.
2.16.4 Interest income
Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be reliably measured. Interest income is accrued on a periodic basis by reference to the principal outstanding and the applicable interest rate.
2.16.5 Customer loyalty program
The Sears Club Points Program (the “Program”) allows members to earn points from eligible purchases made on their Sears Card and/or Sears MasterCard. Members can then redeem points in accordance with the Program rewards schedule for merchandise. When points are earned, the Company defers revenue equal to the fair value of the awards adjusted for expected redemptions. When awards are redeemed, the redemption value of the awards is charged against deferred revenue and recognized as revenue. The redemption rates are reviewed on a regular basis and are adjusted based upon expected future activity.
2.16.6 Gift cards
The Company sells gift cards through its retail stores, websites and third parties with no administrative fee charges or expiration dates. No revenue is recognized at the time gift cards are sold. Revenue is recognized as a merchandise sales when the gift card is redeemed by the customer. The Company also recognizes income when the likelihood of the gift card being redeemed by the customer is remote, which is generally at the end of 18 months subsequent to issuance, estimated based on historical redemption patterns.
2.16.7 Cost of goods and services sold
Cost of goods and services sold includes the purchase price of merchandise sold, freight and handling costs incurred in preparing the related inventory for sale, installation costs incurred relating to the sale of goods subject to installation, write-downs taken on inventory during the period, physical inventory losses and costs of services provided during the period relating to services sold, less rebates from suppliers relating to merchandise sold.
2.17 Foreign currency translation
Transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date.
Non-monetary assets and liabilities denominated in a foreign currency that are measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated.
Exchange differences arising on retranslation are recognized in the Consolidated Statements of Net Earnings and Comprehensive Income in the period in which they arise, except for exchange differences on certain foreign currency hedging transactions.

2.18 Consideration from a vendor
The Company has arrangements with its vendors that provide for rebates subject to binding contractual agreements. Rebates on inventories subject to binding agreements are recognized as a reduction of the cost of sales or related inventories for the period, provided the rebates are probable and reasonably estimable. Rebates on advertising costs subject to binding agreements are recognized as a reduction of the advertising expense for the period, provided the rebates are probable and reasonably estimable.
2.19 Taxation
Income tax expense represents the sum of current tax expense and deferred tax expense.
2.19.1 Current tax
Tax currently payable or recoverable is based on taxable earnings or loss for the reporting period. Taxable income differs from earnings as reported in the Consolidated Statements of Net Earnings and Comprehensive Income, due to income or expenses that are taxable or deductible in other years and items that are not taxable or deductible for tax purposes. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as at the end of the reporting period and includes any adjustments to taxes payable and/or taxes recoverable in respect of prior years.
2.19.2 Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities and the corresponding tax bases used in the computation of taxable earnings or loss.
Deferred tax liabilities are generally recognized for taxable temporary differences. Deferred tax assets are generally recognized for deductible temporary differences to the extent that it is probable that taxable income will be available, against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable net earnings or loss nor the accounting income or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and investments in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable earnings against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted.
2.19.3 Current and deferred tax for the period
Current and deferred tax are recognized as a tax expense or recovery in the Consolidated Statements of Net Earnings and Comprehensive Income, except when they relate to items that are recognized outside of earnings or loss (whether in OCI, or directly in equity), in which case, the tax is also recognized outside of earnings or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Interest on the Company’s tax position is recognized as a finance cost.
2.20 Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties specific to the obligation. Where a provision is measured using the cash flow estimated to settle the present obligation, its carrying amount is the present value of such cash flows.

When some or all of the economic resources required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
2.20.1 Onerous contract provisions
An onerous contract provision is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations. The provision is measured at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.
2.20.2 General liability provisions
The Company purchases third party insurance for automobile, damage to a claimant’s property or bodily injury from use of a product, and general liability claims that exceed a certain dollar level. However, the Company is responsible for the payment of claims under these insured limits. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies which are based on historical data and validated by an independent third party. Loss estimates are adjusted based on actual claims settlements and reported claims.
2.20.3 Warranty provisions
An estimate for warranty provisions is made at the time the merchandise is sold based on historical warranty trends. Please also see Note 16.
2.20.4 Returns and allowances provisions
Provisions for returns and allowances are made based on historical rates which represent the expected future outflow of economic resources on current sales.
2.20.5 Environmental provisions
The Company is exposed to environmental risks as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company. The provision is based on assessments conducted by third parties, as well as historical data.
2.21 Financial assets
All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned. Financial assets are initially measured at fair value plus transaction costs, except for those financial assets at ‘fair value through profit or loss’ (“FVTPL”) for which the transaction costs are expensed as incurred.
Financial assets and liabilities are offset with the net amount presented in the Consolidated Statements of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Financial assets are classified into the following categories: financial assets at FVTPL, ‘held-to-maturity’ investments, ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Currently the Company does not have any ‘held-to-maturity’ investments.
2.21.1 Effective interest method
The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flow (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Interest income or expense is recognized on an effective interest basis for financial assets and financial liabilities other than those classified as at FVTPL.
2.21.2 Financial assets at FVTPL
Financial assets are classified at FVTPL when the financial asset is either held-for-trading or it is designated as at FVTPL.

2.21.3 AFS financial assets
The Company’s cash equivalents have been classified as AFS financial assets and are measured at fair value. Gains and losses arising from changes in fair value are recognized in OCI, with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized in “Selling, administrative and other expenses” or “Interest Income” in the Consolidated Statements of Net Earnings and Comprehensive Income. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously included in AOCI is reclassified to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.
2.21.4 Loans and receivables
Cash held by the bank and restricted cash and cash equivalents are classified as ‘loans and receivables’ and are measured at amortized cost.
Trade receivables and other receivables that have fixed or determinable payments that are not quoted in an active market are also classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables, where the recognition of interest would be immaterial.
2.21.5 Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the financial asset have been negatively affected as a result of events that have occurred after its initial recognition.
For all financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquency in interest or principal payments; or

•	Probability that the borrower will enter bankruptcy or financial reorganization.
For financial assets carried at amortized cost, the amount of any impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flow discounted at the financial asset’s initial effective interest rate. When a subsequent event causes the amount of any impairment loss to decrease, the decrease in impairment loss is reversed through the Consolidated Statements of Net Earnings and Comprehensive Income.
The carrying amount of the financial asset is reduced by any impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, its carrying amount is written off including any amounts previously recorded in the allowance account. Subsequent recoveries of amounts previously written off are credited to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. Changes in the carrying amount of the allowance account are also recognized in “Selling, administrative and other expenses”.
2.21.6 Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flow from the asset expire, or when substantially all the risks and rewards of ownership of the asset are transferred to another entity. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
2.22 Financial liabilities and equity instruments
2.22.1 Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.
2.22.2 Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.
2.22.3 Financial liabilities
Financial liabilities are recognized on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are classified as either financial liabilities at ‘FVTPL’ or ‘other financial liabilities’.

2.22.4 Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when they are either held-for-trading or designated as at FVTPL. Currently the Company does not have any financial liabilities that have been designated as at FVTPL upon initial recognition.
2.22.5 Other financial liabilities
Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost with interest expense recognized on an effective interest method.
The Company amortizes debt issuance transaction costs over the life of the debt using the effective interest method.
2.22.6 Derecognition of financial liabilities
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired.
2.23 Derivative financial instruments
The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange option contracts and interest rate swaps. Further details on derivative financial instruments are disclosed in Note 14.
Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized immediately in “Selling, administrative and other expenses” unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition depends on the nature of the hedge relationship. The Company designates certain derivatives as hedges of highly probable forecasted transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).
A derivative with a positive fair value is recognized as a financial asset, whereas a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.
2.23.1 Hedge accounting
The Company designates certain hedging instruments, which include derivatives, as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
At the inception of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedging transactions. At the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.
Note 14 sets out details of the fair values of the derivative instruments used for hedging purposes.
2.23.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized immediately in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. Amounts previously recognized in OCI and accumulated in AOCI within equity are reclassified in the periods when the hedged items are recognized (i.e. to “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income).
Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gains or losses accumulated in AOCI within equity at the time of discontinuation remain in equity and are transferred to “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income when the forecasted transaction is ultimately recognized. When a forecasted transaction is no longer expected to occur, the gains or losses accumulated in equity are recognized immediately.
2.24 Net earnings per share
Net earnings per share is calculated using the weighted average number of shares outstanding during the reporting period. Diluted net earnings per share is determined using the ‘treasury stock method,’ which considers the potential for the issuance of new shares created by unexercised in-the-money options.

2.25 Changes in Accounting Policy
IFRS 11, Joint Arrangements
The Company adopted IFRS 11 in the first quarter of 2013. On May 12, 2011 the IASB issued IFRS 11 and required that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The Company has real estate joint arrangements related to three shopping centres, for which decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between the parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest in the joint arrangement to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances of each joint arrangement, and the Company determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements are joint operations and have been recognized in accordance with the Company’s interest in the assets and liabilities of these arrangements.
IFRS 11 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
As the Company implemented IFRS 11 in the first quarter of 2013, the Company has retrospectively adjusted the assets and liabilities as at February 2, 2013 and January 28, 2012 and income, expenses and cash flow for the 53-week period ended February 2, 2013.
A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at February 2, 2013	As at January 28, 2012
Cash and cash equivalents	$1.5	$2.8
Accounts receivable, net	1.5	1.4
Prepaid expenses	(1.5)	—
Net change to current assets	1.5	4.2

Property, plant and equipment	278.5	324.1
Investment in joint arrangements	(263.4)	(301.4)
Other long-term assets	9.0	9.8
Net change to total assets	25.6	36.7

Accounts payable and accrued liabilities	1.7	4.0
Deferred revenue	0.3	—
Other taxes payable	0.1	0.1
Current portion of long-term obligations	4.0	4.1
Net change to current liabilities	6.1	8.2

Long-term obligations	19.3	27.2
Deferred tax liabilities	0.2	0.3
Other long-term liabilities	—	1.0
Net change to total liabilities	25.6	36.7

Consolidated Statements of Net Earnings
(Increase (decrease) in CAD millions)	53-Week Period Ended February 2, 2013
Revenue	$45.8
Selling, administrative and other expenses	34.7
Finance costs	1.8
Interest income	0.2
Share of income from joint arrangements	(9.5)

Consolidated Statements of Cash Flows
(Increase (decrease) in cash flow arising from items noted below in CAD millions)	53-Week Period Ended February 2, 2013
Depreciation and amortization	$13.2
Impairment loss	2.2
Share of income from joint arrangements	9.5
Finance costs	1.8
Interest income	(0.2)
Interest paid	(1.8)
Changes in non-cash working capital	0.7
Changes in long-term assets and liabilities	(1.2)
Additions of property, plant & equipment and intangible assets	(4.1)
Repayment on long-term obligations	(4.0)
Dividends received from joint arrangements	(18.4)
As a result of the adoption of IFRS 11 in the first quarter of 2013, the Company has two reportable segments: Merchandising and Real Estate Joint Arrangement operations. Refer to Note 23 for segmented information disclosure.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On December 16, 2011, the IASB issued amendments to two previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. On November 19, 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.
On May 20, 2013, the IASB issued the following interpretation:
IFRIC 21, Levies (“IFRIC 21”)
This interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation is applicable for annual periods on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities.
4.1 Legal liabilities
Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 16.
4.2 Inventory
4.2.1 Obsolescence, valuation and inventory stock losses
Inventory is written-down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.
An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.
Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.
4.2.2 Vendor rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.
4.2.3 Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.
Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 7.
4.3 Impairment of property, plant and equipment and intangible assets
The Company’s property, plant and equipment and intangible assets have been allocated to CGUs. Determining whether the CGU is impaired requires an estimation of the recoverable amount of the CGU, which is the higher of the fair value less costs to sell and its value in use. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating the expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.
Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 9 and Note 10.2.
4.4 Impairment of goodwill
Determining whether goodwill is impaired requires the Company to determine the recoverable amount of the CGU to which the goodwill is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.

Changes in estimates may result in changes to “Goodwill” on the Consolidated Statements of Financial Position and a charge to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 10.1.
4.5 Retirement benefit liability
The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.
Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 20.
4.6 Loyalty program deferred revenue
The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated at the initial sale transaction, based on historical behaviour and trends in redemption rates and redemption values, as well as an adjustment for the percentage of points that are expected to be converted to reward cards, but for which the likelihood of redemption is remote (“reward card breakage”).
Changes in estimates may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” and/or “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 13.
4.7 Derivative assets and liabilities
All derivatives are measured at fair value. U.S. dollar option contracts are traded over-the-counter and give holders the right to buy, or sell, a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar option contracts are derived using a Black-Scholes valuation model. The Company is required to estimate various inputs which are used in this model that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.
Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or “Other comprehensive income” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 14.
4.8 Provisions
Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 16.
4.9 Leasing arrangements
The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of an asset, lease term and existence of a bargain renewal option.
Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Principal payments on long-term obligations due within one year” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 19.
4.10 Taxes
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net earnings will be affected positively or negatively. The Company also uses judgment in assessing the likelihood that deferred income tax assets will be recovered from future taxable income.

Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax (expense) recovery” in the Consolidated Statements of Net Earnings and Comprehensive Income. For additional information, see Note 22.
4.11 Gift Cards
The gift card liability is based on the total amount of gift cards outstanding which have not yet been redeemed by customers. The Company also recognizes income when the likelihood of redeeming the gift card is remote (“gift card breakage”). Gift card breakage is estimated based on historical redemption patterns, and changes in estimates of the redemption patterns may result in changes to “Deferred Revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” on the Consolidated Statements of Net Earnings and Comprehensive Income.
4.12 Classification of joint arrangements
The Company has classified its 15-20% interest in real estate joint arrangements related to three shopping centres as joint operations. In doing so, the Company determined that the decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances for each joint arrangement and determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements are joint operations and have been recognized in accordance with the Company’s interest in the assets and liabilities of these arrangements. For additional information, see Note 11.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Cash	$192.4	$49.1	$51.8
Cash equivalents
Government treasury bills	299.9	159.9	199.9
Bank term deposits	—	—	121.0
Investment accounts	10.4	20.5	20.3
Restricted cash and cash equivalents	11.1	9.0	7.2
Total cash and cash equivalents	$513.8	$238.5	$400.2
The components of restricted cash and cash equivalents are further discussed in Note 21.
Interest income
Interest income related primarily to cash and cash equivalents for the fiscal year ended February 1, 2014 totaled $2.6 million (2012: $4.3 million). During Fiscal 2013, the Company received $2.5 million (2012: $2.3 million) in cash related to interest income.

6. Accounts receivable, net
The components of accounts receivable, net were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Deferred receivables	$0.5	$0.9	$1.3
Other receivables	82.8	76.8	116.3
Total accounts receivable, net	$83.3	$77.7	$117.6
Other receivables primarily consist of amounts due from customers, amounts due from vendors and amounts due from JPMorgan Chase, as part of the Company’s long-term credit card marketing and servicing alliance.
Included in the accounts receivable balances above are amounts that are past due but are not provided for, as the Company considers the balances to be collectible. These past due accounts receivable balances are listed below:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Greater than 30 days	$5.9	$5.5	$3.2
Greater than 60 days	2.5	2.9	3.5
Greater than 90 days	9.6	7.6	7.1
Total	$18.0	$16.0	$13.8

7. Inventories
The amount of inventory recognized as an expense during Fiscal 2013 was $2,344.3 million (2012: $2,537.5 million), which includes $78.6 million (2012: $92.7 million) of inventory write-downs. These expenses are included in “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income. Reversals of prior period inventory write-downs for Fiscal 2013 were $4.9 million (2012: nil).
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 17).

8. Prepaid expenses
The components of prepaid expenses were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Rent	$12.5	$13.1	$14.2
Contracts	7.4	7.9	5.2
Supplies	2.9	3.1	3.6
Insurance	0.6	0.4	0.3
Other	0.4	4.1	4.6
Total prepaid expenses	$23.8	$28.6	$27.9

9. Property, plant and equipment and investment property
The following is a continuity of property, plant and equipment:

(in CAD millions)	Land	Buildings and Leasehold Improvements	Finance Lease Buildings	Finance Lease Equipment	Equipment and Fixtures	Total (Note 2.25)
Cost or deemed cost
Balance at January 28, 2012	$316.3	$1,425.8	$37.5	$3.5	$1,179.4	$2,962.5
Additions	—	33.9	11.7	—	40.8	86.4
Disposals	—	(72.6)	(3.5)	—	(45.3)	(121.4)
Balance at February 2, 2013	$316.3	$1,387.1	$45.7	$3.5	$1,174.9	$2,927.5
Additions	—	26.1	1.4	0.9	33.3	61.7
Disposals	(75.7)	(248.9)	(2.6)	—	(78.3)	(405.5)
Net movement to assets held for sale [2]	(2.9)	(36.6)	—	—	(13.9)	(53.4)
Balance at February 1, 2014	$237.7	$1,127.7	$44.5	$4.4	$1,116.0	$2,530.3

Accumulated depreciation and impairment
Balance at January 28, 2012	$—	$738.7	$12.0	$1.0	$1,014.7	$1,766.4
Depreciation expense [1]	—	62.5	5.3	1.0	47.3	116.1
Disposals	—	(31.4)	(3.5)	—	(40.5)	(75.4)
Impairment losses (reversals) [1]	2.2	0.5	—	—	(0.8)	1.9
Balance at February 2, 2013	$2.2	$770.3	$13.8	$2.0	$1,020.7	$1,809.0
Depreciation expense [1]	—	50.6	5.0	1.2	43.5	100.3
Disposals	—	(79.7)	(2.6)	—	(67.4)	(149.7)
Impairment (reversals) losses [1,2]	(2.2)	26.5	—	—	3.4	27.7
Net movement to assets held for sale [2]	—	(28.6)	—	—	(13.9)	(42.5)
Balance at February 1, 2014	$—	$739.1	$16.2	$3.2	$986.3	$1,744.8

Total property, plant and equipment

Net balance at February 1, 2014	$237.7	$388.6	$28.3	$1.2	$129.7	$785.5
Net balance at February 2, 2013	$314.1	$616.8	$31.9	$1.5	$154.2	$1,118.5
Net balance at January 28, 2012	$316.3	$687.1	$25.5	$2.5	$164.7	$1,196.1

[1]	Depreciation expense and impairment losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.
[2]	Included in the $27.7 million impairment loss is a loss of $16.5 million related to a Regina logistics centre. Refer to Note 29 “Assets classified as held for sale” for additional information.
Impairment loss
The Company conducted appraisals of its land and building properties with the assistance of independent qualified third party appraisers . The valuation methods used to determine fair value include the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land.
During Fiscal 2013, the Company recognized an impairment loss of $11.7 million on a number of Sears Home stores (2012: nil). The impairment loss is due to indicators (such as a decrease in revenue or decrease in EBITDA) that the recoverable amount is less than the carrying value. The recoverable amounts of the CGUs tested were based on the present value of the estimated cash flow over the lease term. A pre-tax discount rate of 9% was based on management’s best estimate of the CGU’s weighted average cost of capital considering the risks facing the CGUs. There is no significant impact from a one percentage point increase or decrease in the applied discount rate. There is no significant impact from a ten percentage point increase or decrease in estimated cash flows. The impairment loss of $11.7 million is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.

The Company recognized an impairment loss of $1.7 million on the Montreal distribution centre (2012: $1.9 million). The impairment loss is due to the application of a lower capitalization rate in the valuation model in comparison to the prior year. The impairment loss of $1.7 million is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.
During Fiscal 2013, the Company recorded an impairment loss reversal relating to land of $2.2 million in “Selling, administrative and other expenses”. The impairment loss reversal was a result of the proceeds received from the agreement to sell its 50% joint arrangement interest in the Promenade de Drummondville property. During Fiscal 2012, the Company recorded an impairment loss reversal relating to leasehold improvements (net of accumulated amortization) of $2.1 million in “Selling, administrative and other expenses”. The impairment loss reversal was a result of the proceeds received from the the agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) Full-line store.
Investment property
Investment property owned by the Company represents vacant land with no operating activity. Investment property within one of the Company’s Regina logistics centres (“RLC”) have been classified as held for sale in the Consolidated Statements of Financial Position (see Note 29). During Fiscal 2013, there were no investment property additions, disposals or impairment losses. As at February 1, 2014, the carrying value and fair value of investment property were $21.7 million (including $2.4 million included in “Assets held for sale”) and $25.8 million, respectively (February 2, 2013: $21.7 million and $25.4 million, January 28, 2012: $21.7 million and $23.2 million). The fair value of the investment property is classified within Level 3 of the fair value hierarchy (described further in Note 14.5). The Company engaged independent qualified third party appraisers to conduct appraisals and the fair value is determined using direct sales comparisons.

10. Goodwill and intangible assets
10.1 Allocation of goodwill to cash generating units
Goodwill has been allocated for impairment testing purposes to the following CGUs:

•	Corbeil

•	Home Installed Products and Services business
The following is a continuity of goodwill, as allocated by CGU:

(in CAD millions)	2013	2012
Corbeil
Balance, beginning of fiscal year	$2.6	$2.6
Balance, end of fiscal year	$2.6	$2.6
Home Installed Products and Services business
Balance, beginning of fiscal year	$6.1	$6.1
Impairment losses	(6.1)	—
Balance, end of fiscal year	$—	$6.1
Total goodwill	$2.6	$8.7
In the assessment of impairment, management used historical data and past experience as the key assumptions in the determination of the recoverable amount. The Company completed a test for goodwill impairment on an annual basis in Fiscal 2013 and Fiscal 2012. The Company has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions, particularly relating to discount rates and growth rates, may negatively impact future valuations of CGU’s and goodwill, which would result in further impairment losses.

•	Corbeil
The recoverable amount of this CGU is determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated cash flow over a 10 year period and a terminal value equivalent to the present value of 5 times after-tax cash flow representing the value of the business beyond the 10 year cash flow projection. Cost to sell was estimated to be 2% of the fair value, which reflects management’s best estimate of the potential costs associated with divesting of the business . A discount rate of 9% was applied to the cash flow projections based on management’s best estimate of the CGU’s weighted average cost of capital considering the risks facing the CGU. Annual growth rates of 5% for the first 4 years and 2% for the subsequent 6 years were used for Corbeil given the businesses’ historical growth experience and anticipated growth. The recoverable amount was determined to be greater than the carrying value including the goodwill allocated to the Corbeil CGU, therefore, no impairment was identified in Fiscal 2013 (2012: Nil).

•	Home Installed Products and Services business
The recoverable amount of this CGU is determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated free cash flows over a 10 year period. Cost to sell was estimated to be 2% of the fair value of the business, which reflects management’s best estimate of the potential costs associated with divesting of the business. On December 13, 2013, SHS announced it was in receivership and all offers of services provided by SHS ceased resulting in uncertainty of future cash flows. The recoverable amount was determined to be less than the carrying value including the goodwill of $6.1 million allocated to the HIPS CGU, resulting in a goodwill impairment of $6.1 million in Fiscal 2013 (2012: Nil). This impairment loss is included in ‘‘Selling, administrative and other expenses’’ in the Consolidated Statements of Net Earnings and Comprehensive Income and is attributable to experienced and potential revenue declines in the HIPS business (see Note 14.5).
10.2 Intangible assets
The following is a continuity of intangible assets:

(in CAD millions)	Application Software	Information System Software	Total
Cost or deemed cost
Balance at January 28, 2012	$26.8	$126.0	$152.8
Additions	8.1	5.8	13.9
Disposals	—	(0.4)	(0.4)
Balance at February 2, 2013	$34.9	$131.4	$166.3
Additions	9.7	2.6	12.3
Disposals	(0.4)	—	(0.4)
Balance at February 1, 2014	$44.2	$134.0	$178.2
Accumulated amortization
Balance at January 28, 2012	$13.9	$115.3	$129.2
Amortization expense [1]	5.1	5.3	10.4
Disposals	—	(0.5)	(0.5)
Balance at February 2, 2013	$19.0	$120.1	$139.1
Amortization expense [1]	6.1	5.0	11.1
Disposals	(0.2)	—	(0.2)
Balance at February 1, 2014	$24.9	$125.1	$150.0

Total intangible assets

Net balance at February 1, 2014	$19.3	$8.9	$28.2
Net balance at February 2, 2013	$15.9	$11.3	$27.2
Net balance at January 28, 2012	$12.9	$10.7	$23.6

[1]
Amortization expense and impairment losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. No impairment losses were recognized on intangible assets for both Fiscal 2013 and Fiscal 2012.

11. Joint Arrangements
The Company’s real estate joint arrangements includes its share of assets, liabilities, revenues, and expenses from its joint arrangement interests in three shopping centres across Canada, all of which contain a Sears store. Joint arrangement interests range from 15% to 20% and are co-owned with Ivanhoé Cambridge Properties to develop and operate commercial properties (shopping malls). The joint operations, Sears ownership interest in each, and principal place of business as at February 1, 2014 are listed below:

Entity Name	Properties	Joint Arrangement Partner	Ownership Interest	Principal Place of Business
Kildonan Place	Kildonan Place	Ivanhoé Cambridge	20%	Winnipeg, Manitoba
Regionaux (Les Rivières Shopping Centre)	Les Rivières Shopping Centre	Ivanhoé Cambridge	15%	Trois-Rivières, Québec
Regionaux (Les Galeries de Hull)	Les Galeries de Hull	Ivanhoé Cambridge	15%	Gatineau, Québec
During the fourth quarter of 2013, the Company sold its interest in the properties co-owned with the Westcliff Group for total proceeds of $315.4 million, recognizing a pre-tax gain of $66.3 million on the sale. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the eight properties, immediate gain recognition was appropriate.
During the fourth quarter of 2012, the Company sold its interest in Medicine Hat for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale.
Impairment loss
The Company engaged independent qualified third-party appraisers to conduct appraisals of its land and building properties. The valuation methods used to determine fair value include the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land.
During Fiscal 2013, the Company recorded an impairment loss reversal of $2.2 million on the Promenades de Drummondville property due to the proceeds received from the sale discussed above (2012: $2.2 million impairment loss on the Promenades de Drummondville property). The fair value of these assets were determined based on an independent, qualified third-party appraisal. The impairment loss reversal of $2.2 million (2012: $2.2 million impairment loss) is included in ‘‘Selling, administrative and other expenses’’ in the Consolidated Statements of Net Earnings and Comprehensive Income.

12. Other long-term assets
The components of other long-term assets were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Income taxes recoverable (Note 22)	$32.5	$13.9	$30.3
Prepaid rent	6.1	7.9	9.5
Receivables	5.8	5.2	9.4
Investments	1.5	1.5	1.5
Unamortized debt transaction costs	4.4	6.2	—
Tenant allowance in joint arrangements	0.9	4.2	4.4
Deferred charges	—	4.2	3.9
Other long-term assets	$51.2	$43.1	$59.0

13. Deferred revenue
The components of deferred revenue were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Arising from extended warranty service contracts (i)	$148.3	$151.5	$144.6
Arising from unshipped sales (ii)	62.8	60.9	65.7
Arising from customer loyalty program (iii)	38.2	37.7	41.3
Arising from gift card issuances (iv)	20.6	25.5	29.1
Arising from vendor partnership agreements (v)	—	6.5	9.7
Other (vi)	5.1	6.4	6.8
Total deferred revenue	$275.0	$288.5	$297.2

Current	$187.7	$197.8	$208.0
Non-current	87.3	90.7	89.2
Total deferred revenue	$275.0	$288.5	$297.2
The following explanations describe the Company’s deferred revenue:

(i)	Deferred revenue arising from the sale of extended warranty service contracts, which provide coverage for product repair services over the term of the contracts.

(ii)	Deferred revenue arising from the sale of merchandise which has not yet been delivered to or picked up by the customer. The revenue is recognized once the merchandise is delivered to the customer.

(iii)	Deferred revenue arising from the Sears Club loyalty program.

(iv)	Deferred revenue arising from the purchase of gift cards by customers that have not yet been redeemed for merchandise. At redemption of the gift card, the revenue is recognized.

(v)	Deferred revenue arising from multi-element partnership agreements with vendors. The revenue is recognized in accordance with the terms of the agreements.

(vi)
Other includes deferred revenue for goods that have not yet been fully delivered or services not yet rendered. The revenue is recognized when the goods have been delivered or by reference to the stage of completion of the service.

14. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates and foreign currency. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk.
14.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $605.8 million as at February 1, 2014 (February 2, 2013: $317.7 million, January 28, 2012: $519.3 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at February 1, 2014, one party represented 11.3% of the Company’s accounts receivable (February 2, 2013: no party represented greater than 10.0% of the Company’s accounts receivable, January 28, 2012: one party represented 26.5% of the Company’s accounts receivable).
14.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at February 1, 2014:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$438.7	$438.7	$438.7	$—	$—	$—
Finance lease obligations including payments due within one year [1]	33.0	43.0	7.2	11.3	10.0	14.5
Real estate joint arrangement obligations including payments due within one year [2]	2.9	3.0	3.0	—	—	—
Operating lease obligations [3]	n/a	481.7	94.8	151.4	109.9	125.6
Royalties [3]	n/a	3.5	0.8	1.5	1.2	—
Purchase agreements [3,5]	n/a	16.9	7.9	9.0	—	—
Retirement benefit plans obligations [4]	286.0	88.0	2.4	58.7	26.9	—
	$760.6	$1,074.8	$554.8	$231.9	$148.0	$140.1

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.5%. The Company had no borrowings on the Credit Facility at February 1, 2014.

2	Cash flow maturities related to real estate joint arrangement obligations, including payments due within one year, include annual interest on mortgage obligations at a weighted average rate of 2.8%.
3	Purchase agreements, operating lease obligations, and royalties are not reported in the Consolidated Statements of Financial Position.
4
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010. The Company prefunded 2014 contributions of $15 million in December 2013.

5	Certain vendors require minimum purchase commitment levels over the term of the contract.
Management believes that cash on hand, future cash flow generated from operating activities and availability of current and future funding will be adequate to support these financial liabilities. As of February 1, 2014, the Company does not have any significant capital expenditure commitments.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
14.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at February 1, 2014, there were forward contracts outstanding with a notional value of US $90.0 million (February 2, 2013: nil, January 28, 2012: nil) and a fair value of $7.2 million, based on current market rates, included in “Derivative financial assets” (February 2, 2013: nil, January 28, 2012: nil) in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2014. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at February 1, 2014, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacted Net Earnings.
During Fiscal 2013, the Company recorded a loss of $7.6 million (2012: loss of $0.6 million), in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The year end exchange rate was 0.8978 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net earnings of $0.6 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable at the end of Fiscal 2013.
14.4 Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at February 1, 2014, the Company had no interest rate swap contracts in place (February 2, 2013: nil, January 28, 2012: nil).
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the secured revolving credit facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at February 1, 2014 was a net asset of $515.1 million (February 2, 2013: net asset of $239.8 million, January 28, 2012: net asset of $300.4 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net earnings of $0.9 million for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets at the end of Fiscal 2013.
14.5 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[2]	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	310.3	180.4	220.2
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 1	0.2	0.2	0.2
U.S. $ derivative contracts	Derivative financial assets	Level 2	7.2	—	—
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

[1]	Interest income related to cash and cash equivalents is disclosed in Note 5.
[2]	Classification of fair values relates to 2013
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.
Effective March 3, 2013, the Company finalized an exclusive, multi-year licensing arrangement with SHS, which resulted in SHS overseeing the day-to-day operations of HIPS. The Company provided SHS an interest-bearing loan which allowed SHS to pay the final purchase price of $5.3 million over 6 years. SHS repaid this loan on September 30, 2013, and shortly afterwards, issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note asset is included in “Other long-term assets” in the Consolidated Statements of Financial Position.
On December 13, 2013, SHS announced that it was in receivership. All offers of services provided by SHS ceased, and the Company is working with the Receiver, PricewaterhouseCoopers Inc., on options for completing pending orders. As a result of the announcement, the Company recorded a warranty provision of $2.0 million related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by Sears which had been assumed by SHS.

15. Accounts payable and accrued liabilities
The components of “Accounts payable and accrued liabilities” as included in the Consolidated Statements of Financial Position were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Total accounts payable	$270.7	$307.0	$402.5

Payroll and employee benefits	28.6	29.1	28.7
Merchandise accruals	59.9	71.0	45.3
Short-term leasehold inducements	8.9	9.8	8.4
Advertising accruals	13.8	12.4	12.7
Other accrued liabilities	56.8	54.4	83.2
Total accrued liabilities	$168.0	$176.7	$178.3

Total accounts payable and accrued liabilities	$438.7	$483.7	$580.8

16. Provisions
The following is a continuity which shows the change in provisions during Fiscal 2013 and Fiscal 2012:

(in CAD millions)	As at February 2, 2013	Additional Provisions	Release of Provisions	Reversed Provisions	As at February 1, 2014
Insurance (i)	$18.3	$0.1	$—	$(1.6)	$16.8
Returns and allowances (ii)	13.0	7.8	(9.7)	—	11.1
Warranties (iii)	11.0	2.0	(0.2)	(4.1)	8.7
Sales tax (iv)	2.4	5.4	(1.0)	(0.6)	6.2
Severance (v)	14.7	57.1	(20.0)	(1.3)	50.5
Environmental (vi)	4.8	4.7	(2.1)	(0.5)	6.9
Other provisions	2.5	9.3	(2.1)	(0.1)	9.6
Total provisions	$66.7	$86.4	$(35.1)	$(8.2)	$109.8

Current	$66.3	$86.4	$(35.1)	$(8.2)	$109.4
Non-current (iii)	0.4	—	—	—	0.4
Total provisions	$66.7	$86.4	$(35.1)	$(8.2)	$109.8

(in CAD millions)	As at January 28, 2012	Additional Provisions	Release of Provisions	Reversed Provisions	As at February 2, 2013
Insurance (i)	$19.4	$0.2	$—	$(1.3)	$18.3
Returns and allowances (ii)	12.2	9.8	(9.0)	—	13.0
Warranties (iii)	11.0	0.3	(0.2)	(0.1)	11.0
Sales tax (iv)	1.6	2.5	(0.3)	(1.4)	2.4
Severance (v)	13.5	19.3	(16.0)	(2.1)	14.7
Environmental (vi)	4.6	2.9	(1.3)	(1.4)	4.8
Other provisions	3.0	1.1	(1.2)	(0.4)	2.5
Total provisions	$65.3	$36.1	$(28.0)	$(6.7)	$66.7

Current	$64.8	$36.1	$(27.9)	$(6.7)	$66.3
Non-current (iii)	0.5	—	(0.1)	—	0.4
Total provisions	$65.3	$36.1	$(28.0)	$(6.7)	$66.7
The following explanations describe the Company’s provisions:

(i)
The provision for insurance, or general liability claims, represents the Company’s best estimate of the future outflow of economic resources due to automobile, product and other general liability claims. Insurance claims relating to this provision are expected to be paid over the next several years; however, as the Company has no unconditional right to defer the settlement past at least 12 months, this provision is considered to be current. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies validated by an independent third party.

These actuarial methodologies utilize historical data to project future incurred losses. Loss estimates are adjusted based on reported claims and actual settlements.

(ii)
The provision for returns and allowances represents the Company’s best estimate of the future outflow of economic resources due to merchandise returns and allowances. Returns and allowances relating to this provision are expected to be realized over the next 12 months. Uncertainty exists relating to the amount and timing of returns and allowances, therefore, historical data has been used to arrive at this estimate.

(iii)
The provision for warranty claims represents the Company’s best estimate of the future outflow of economic resources that will be required due to the Company’s warranty obligations. Uncertainty exists relating to the number of incidents requiring merchandise repair and the related costs. This provision is estimated based on historical warranty trends and costs. The amount of expected reimbursements from vendors recorded as at February 1, 2014 was $0.6 million (February 2, 2013: $2.6 million) and is reflected in “Accounts receivable, net” and “Other long-term assets” in the Consolidated Statements of Financial Position. The provision for warranty claims is expected to be realized within 24 months, with the balance reflected in “Provisions” and "Other long-term liabilities" in the Consolidated Statements of Financial Position.

(iv)
The Company maintains provisions for sales tax assessments under active discussion, audit, dispute or appeal with tax authorities. These provisions represent the Company’s best estimate of the amount expected to be paid based on qualitative and quantitative assessments. Though uncertainty exists around the timing of settlement of the disputes or appeals with tax authorities, the Company expects that sales tax provisions will be settled within 4 years. However, as the Company has no unconditional right to defer the settlement of these provisions past at least 12 months, these provisions are classified as current.

(v)
The provision for severance represents the Company’s best estimate of the future outflow of payments to terminated employees . Uncertainty exists in certain cases relating to the amount of severance that will be awarded in court proceedings. As the Company has no unconditional right to defer these payments past 12 months, this provision is classified as current.

(vi)
The environmental provision represents the costs to remediate environmental contamination associated with decommissioning auto centres to meet regulatory requirements. The provision is based on assessments conducted by third parties as well as historical data. Given the timing of payments to remediate is uncertain and that the Company has no unconditional right to defer these payments past at least 12 months, this provision is classified as current.

17. Long-term obligations and finance costs
Long-term obligations
Total outstanding long-term obligations were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Real estate joint arrangement obligations - Current	$2.9	$4.0	$4.1
Finance lease obligations - Current	5.0	5.2	5.1
Total current portion of long-term obligations	$7.9	$9.2	$9.2
Secured revolving credit facility, net	$—	$—	$93.1
Real estate joint arrangement obligations - Non-current	—	19.3	27.2
Finance lease obligations - Non-current	28.0	30.9	24.5
Total non-current long-term obligations	$28.0	$50.2	$144.8
The Company’s debt consists of a secured credit facility and finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $374.0 million as at February 1, 2014 (February 2, 2013: $501.5 million, January 28, 2012: $415.1 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $197.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. As at February 1, 2014, three properties in Ontario have been registered under the amendment to the Credit Facility agreement. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount, if any, of real estate assets pledged as additional collateral.
The Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at February 1, 2014.
As at February 1, 2014, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $4.4 million included in “Other long-term assets” in the Consolidated Statements of Financial Position (February 2, 2013: no borrowings and net of unamortized transaction costs of $6.2 million included in “Other long-term assets”, January 28, 2012: borrowings of $93.1 million, net of unamortized transaction costs of $8.0 million, included in “Long-term obligations”). In addition, the Company had $24.0 million (February 2, 2013: $19.7 million, January 28, 2012: $6.3 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments primarily relating to utility commitments and defined benefit plan deficit funding (See Note 20 for additional information on Retirement benefits plans). Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.

As at February 1, 2014, the Company had outstanding merchandise letters of credit of U.S. $9.0 million (February 2, 2013: U.S. $7.9 million, January 28, 2012: U.S. $5.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.
The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 36).
Finance costs
Interest expense on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations, amortization of transaction costs and commitment fees on the unused portion of the Credit Facility for Fiscal 2013 totaled $11.0 million (2012: $11.2 million). Interest expense is included in “Finance costs” in the Consolidated Statements of Net Earnings and Comprehensive Income. Also included in “Finance costs” for Fiscal 2013, was a recovery of $0.2 million (2012: expense of $3.9 million) for interest on accruals for uncertain tax positions.
The Company’s cash payments for interest on long-term obligations, including the Company’s share of interest on long-term obligations of its real estate joint arrangements, finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for Fiscal 2013 totaled $8.7 million (2012: $9.5 million).

18. Other long-term liabilities
The components of other long-term liabilities were as follows:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Leasehold inducements	$57.0	$67.1	$66.8
Straight-line rent liability	3.6	5.0	7.4
Miscellaneous	2.6	2.6	2.6
Total other long-term liabilities	$63.2	$74.7	$76.8
The non-current portion of the warranties provision (see Note 16) is reflected in the miscellaneous component of “Other long-term liabilities” in the Consolidated Statements of Financial Position.

19. Leasing arrangements
19.1 Finance lease arrangements – Company as lessee
As at February 1, 2014, the Company had finance lease arrangements related to the building and equipment components of certain leased properties, which include retail, office and warehouse locations. The related land components of these properties have been separately classified as operating leases. The buildings and equipment held under finance leases are used in the normal course of operations and do not contain significant unusual or contingent lease terms or restrictions. Building leases typically run for a period of 1 to 10 years, with some leases providing multiple options to renew after that date. Equipment leases typically run for a period of 1 to 5 years, with some leases providing an option to renew after that date.
Finance lease buildings and equipment are included in the Consolidated Statements of Financial Position under “Property, plant and equipment.” Note 9 provides further details on the net carrying value of these assets, which as at February 1, 2014 was $29.5 million (February 2, 2013: $33.4 million, January 28, 2012: $28.0 million).
As at February 1, 2014, the corresponding finance lease obligations, current and non-current, were $5.0 million (February 2, 2013: $5.2 million, January 28, 2012: $5.1 million) and $28.0 million (February 2, 2013: $30.9 million, January 28, 2012: $24.5 million), included in the Consolidated Statements of Financial Position under “Current portion of long-term obligations” and “Long-term obligations,” respectively (see Note 17).

The table below presents the future minimum lease payments of the Company’s finance lease obligations:

	As at February 1, 2014			As at February 2, 2013
(in CAD millions)	Finance lease payments	Future finance costs	Present value of minimum lease payments	Finance lease payments	Future finance costs	Present value of minimum lease payments
Within 1 year	$7.2	$2.2	$5.0	$7.6	$2.4	$5.2
2 years	5.8	1.9	3.9	6.5	2.1	4.4
3 years	5.5	1.7	3.8	5.1	1.9	3.2
4 years	5.0	1.4	3.6	4.8	1.6	3.2
5 years	5.0	1.1	3.9	4.9	1.4	3.5
Thereafter	14.5	1.8	12.7	19.5	2.9	16.6
Total minimum payments	$43.0	$10.1	$32.9	$48.4	$12.3	$36.1
Interest on finance lease obligations is recognized immediately in “Finance costs” in the Consolidated Statements of Net Earnings and Comprehensive Income (see Note 17). Included in total “Finance costs” in Fiscal 2013, was $2.5 million (2012: $2.4 million) of interest related to finance lease obligations.
19.2 Operating lease arrangements – Company as lessor
The Company has a number of agreements to sub-lease premises to third parties, which are all classified as operating leases. During Fiscal 2013, total sub-lease income from leased premises was $3.0 million (2012: $3.0 million).
As at February 1, 2014, total future minimum lease payments receivable from third party tenants were $10.0 million (2012: $10.3 million).
19.3 Operating lease arrangements – Company as lessee
As at February 1, 2014, the Company had operating lease arrangements related to leased retail and office properties as well as equipment assets. The leases typically run for a period of 1 to 10 years, with some leases providing an option to renew after that date. Some leases include additional or contingent rent payments that are based on sales and step rent payments which are recognized on a straight-line basis over the term of the lease. During Fiscal 2013, contingent rent recognized as an expense in respect of operating leases totaled $1.1 million (2012: $0.9 million). Rental expense for all operating leases totaled $115.6 million in Fiscal 2013 (2012: $113.7 million). These expenses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.
The table below presents the contractual maturities of future minimum lease payments for the Company’s operating leases:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013
Within 1 year	$94.8	$98.8
2 years	82.5	86.8
3 years	68.9	71.6
4 years	61.1	54.1
5 years	48.8	46.7
Thereafter	125.6	146.8
Total operating lease obligations [1]	$481.7	$504.8

[1]	Operating lease obligations are not reported in the Consolidated Statements of Financial Position

20. Retirement benefit plans
The Company currently maintains a defined benefit registered pension plan and a defined contribution registered pension plan which covers eligible, regular full-time associates as well as some of its part-time associates. The defined benefit plan provides pensions based on length of service and final average earnings. In addition to a registered retirement savings plan, the pension plan includes a non-registered supplemental savings arrangement in respect to the defined benefit plan. The non-registered portion of the plan is maintained to enable certain associates to continue saving for retirement in addition to the registered limit as prescribed by the Canada Revenue Agency. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired associates through a health and welfare trust (“Other Benefits Plan”). Also provided for under the health and welfare trust are short-term disability payments for active associates. The Company’s accounting policies related to retirement benefit plans are described in Note 2.15.
In July 2008, the Company amended its pension plan and introduced a defined contribution component. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for associates who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.
In December 2009, the Company made the decision to change funding for non-pension retirement benefits from an actuarial basis to a pay-as-you-go basis to allow the surplus in the health and welfare trust to be utilized to make benefit payments. In addition, to further utilize the surplus, short-term disability payments of eligible associates are paid on a pay-as-you-go basis from the health and welfare trust and are no longer funded by the Company.
In December 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended its pension plan for improvements that increase portability of associates’ benefit, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014.
In the first quarter of 2014, the Company will offer lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The Company expects to settle accepted offers through the third quarter of 2014.
In December 2013, the Company froze the benefits offered under the non-pension retirement plan to benefits levels as at January 1, 2015.
In the fourth quarter of 2013, the Company recorded a pre-tax gain on amendments to retirement benefits of $42.5 million ($42.8 million net of $0.3 million of expenses) as shown on the Consolidated Statements of Net Earnings and Comprehensive Income.
In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses), as shown on the Consolidated Statements of Net Earnings and Comprehensive Income. In the first quarter of 2014, the Company will make another voluntary offer to eligible members covered under the non-pension retirement plan. The Company expects to settle any acceptances from the offer in the second quarter of 2014.
Risks associated with retirement benefit plans
There is no assurance that the Company’s retirement benefit plans will be able to earn the assumed rate of return. New regulations and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates. Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material.
Plan assets consist primarily of cash, alternative investments and marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions. Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase.
Asset-liability matching strategies
Beginning in Fiscal 2011, the Company adopted an asset-liability matching strategy in the Other Benefits Plan wherein assets are invested in accordance with a short-term fixed income mandate. The current portfolio is primarily bonds with maturities not exceeding two years. This investment strategy is aligned with the expected use of the assets, which is to fund the Company’s retiree health benefits and short-term disability payments within the next two years.

Plan amendments, curtailments and settlements
In Fiscal 2012, the Company amended the non-registered supplemental savings arrangement in respect to the defined benefit plan to allow the use of letters of credit to satisfy the funding requirement of its deficit. At February 1, 2014 a letter of credit with a notional value of $4.2 million was on deposit with the Trustee for the non-registered portion of the defined benefit plan.
In January 2013, the Company announced the termination of 700 associates. This event did not require the recording of a curtailment as its impact on the pension plan was not significant.
During Fiscal 2013, the Company announced a series of restructurings that resulted in the termination of approximately 1,600 associates who were members of the defined benefit plan. This resulted in a curtailment charge of $4.8 million to the pension plan, which is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income.
Maturity profile of retirement benefit plan obligations
The weighted average durations of the Registered Retirement Plans, Non-registered Pension Plan and Other Benefit Plan are all approximately 10.6 years.
The Company’s contractual cash flow maturity relating to retirement benefit plan obligation payments is included under “Liquidity Risk” in Note 14.

20.1 Retirement benefit asset and liability
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment is required as of December 31, 2013 and will be completed by September 30, 2014. An actuarial valuation of the health and welfare trust is performed at least every 3 years, with the last valuation completed as of September 1, 2011.

	2013				2012
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Defined benefit plan assets
Fair value, beginning balance	$1,219.1	$49.5	$44.5	$1,313.1	$1,178.9	$49.3	$68.7	$1,296.9
Interest income	49.9	2.0	1.4	53.3	54.0	2.3	2.6	58.9
Remeasurement gain (loss) on return on plan assets	115.9	1.0	(0.7)	116.2	73.7	0.1	(1.9)	71.9
Employer contributions	42.8	1.4	0.6	44.8	32.7	1.5	18.8	53.0
Administrative expenses	(0.7)	(0.1)	—	(0.8)	(0.4)	—	—	(0.4)
Benefits paid[1]	(114.0)	(3.6)	(23.8)	(141.4)	(119.8)	(3.7)	(43.7)	(167.2)
Fair value of plan assets, ending balance	$1,313.0	$50.2	$22.0	$1,385.2	$1,219.1	$49.5	$44.5	$1,313.1
Defined benefit plan obligations
Accrued obligations, beginning balance	$1,384.1	$50.4	$294.3	$1,728.8	$1,377.7	$50.1	$321.4	$1,749.2
Total current service cost	0.9	—	—	0.9	0.9	—	—	0.9
Interest cost	56.2	2.0	12.0	70.2	62.6	2.3	14.4	79.3
Benefits paid	(114.0)	(3.6)	(15.6)	(133.2)	(119.8)	(3.7)	(35.6)	(159.1)
Settlement gain	—	—	—	—	—	—	(21.9)	(21.9)
Curtailment loss	4.2	—	—	4.2	—	—	—	—
Plan amendment loss (gain)	1.0	—	(43.8)	(42.8)	—	—	—	—
Special termination benefits loss	0.6	—	—	0.6	—	—	—	—
Actuarial losses	47.2	1.5	(6.2)	42.5	62.7	1.7	16.0	80.4
Accrued plan obligations, ending balance	$1,380.2	$50.3	$240.7	$1,671.2	$1,384.1	$50.4	$294.3	$1,728.8
Funded status of plan – (deficit)	(67.2)	(0.1)	(218.7)	(286.0)	(165.0)	(0.9)	(249.8)	(415.7)
Retirement benefit liability at end of fiscal year, net	$(67.2)	$(0.1)	$(218.7)	$(286.0)	$(165.0)	$(0.9)	$(249.8)	$(415.7)
The retirement benefit liability is included in the Company’s Consolidated Statements of Financial Position as follows:
Retirement benefit liability	$(67.2)	$(0.1)	$(218.7)	$(286.0)	$(165.0)	$(0.9)	$(249.8)	$(415.7)

1	Benefits paid from the funded assets include retiree benefits and short-term disability of active employees. Other benefits consist of retiree health and dental claims.

20.2 Fair value of plan assets
The fair value of plan assets disaggregated by asset class and fair value hierarchy level as at February 1, 2014 and February 2, 2013 was as follows:

	As at February 1, 2014				As at February 2, 2013
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Cash and cash equivalents
Level 1	$34.6	$24.3	$—	$58.9	$41.2	$25.2	$0.1	$66.5
Subtotal	34.6	24.3	—	58.9	41.2	25.2	0.1	66.5
Corporate bonds and notes
Level 2	619.3	—	4.7	624.0	604.7	—	12.3	617.0
Level 3	122.2	—	1.0	123.2	59.7	—	0.9	60.6
Subtotal	741.5	—	5.7	747.2	664.4	—	13.2	677.6
U.S. Government bonds and securities
Level 2	—	—	—	—	0.9	—	—	0.9
Subtotal	—	—	—	—	0.9	—	—	0.9
Common stock, preferred stock and REITS
Level 1	172.0	—	—	172.0	181.7	—	—	181.7
Subtotal	172.0	—	—	172.0	181.7	—	—	181.7
Common or collective trusts
Level 2	268.2	25.4	—	293.6	251.8	24.3	—	276.1
Subtotal	268.2	25.4	—	293.6	251.8	24.3	—	276.1
Short-term collective investment funds
Level 2	117.6	0.4	1.1	119.1	66.0	—	0.8	66.8
Subtotal	117.6	0.4	1.1	119.1	66.0	—	0.8	66.8
Hedge funds, options and futures
Level 3	2.7	—	—	2.7	3.0	—	—	3.0
Subtotal	2.7	—	—	2.7	3.0	—	—	3.0
Receivables (liabilities)
Level 1	(1.8)	—	0.1	(1.7)	6.8	—	0.5	7.3
Level 2	—	—	—	—	(0.8)	—	—	(0.8)
Subtotal	(1.8)	—	0.1	(1.7)	6.0	—	0.5	6.5
Miscellaneous other liabilities
Level 1	(22.5)	—	—	(22.5)	—	—	—	—
Level 2	0.7	0.1	15.1	15.9	4.1	—	29.9	34.0
Subtotal	(21.8)	0.1	15.1	(6.6)	4.1	—	29.9	34.0
Total fair value of plan assets	$1,313.0	$50.2	$22.0	$1,385.2	$1,219.1	$49.5	$44.5	$1,313.1
The three levels of the fair value hierarchy referenced above are discussed in Note 14.5.
20.3 Plan assets investment allocation
During Fiscal 2011, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2013 and 2012, the assets were in line with the target allocation range, with the transitioning of assets from hedge funds, options and futures essentially complete. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.
The plan’s target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

At as the end of the current and prior fiscal years, plan assets were invested in the following classes of securities:

	As at February 1, 2014			As at February 2, 2013
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Fixed income securities	73.3%	62.9%	100.0%	72.3%	66.5%	100.0%
Alternative investments	0.2%	—%	—%	0.2%	—%	—%
Equity securities	26.5%	37.1%	—%	27.5%	33.5%	—%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
20.4 Pension assumptions
The significant actuarial assumptions were as follows (weighted average assumptions) as at February 1, 2014 and February 2, 2013:

	As at February 1, 2014			As at February 2, 2013
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate used in calculation of Accrued benefit plan obligations	4.20%	4.20%	4.20%	4.20%	4.20%	4.20%
Benefit plans expense	4.20%	4.20%	4.20%	4.20%	4.20%	4.20%
Rate of compensation increase used in calculation of Accrued benefit plan obligations	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Benefit plans expense	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets used in calculation of benefit plans expense	4.20%	4.20%	4.20%	4.20%	4.20%	4.20%
Health care cost trend rates
Used in calculation of accrued benefit plan obligations			4.92%			6.14%
Used in calculation of benefit plans expense			6.14%			6.23%
Cost trend rate declines to			2.45%			3.82%
Year that the rate reaches assumed constant			2030			2030

20.5 Sensitivity of significant actuarial assumptions
The following table summarizes the sensitivity of significant actuarial assumptions on the Company’s defined benefit obligation:

	2013			2012
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate sensitivity
Accrued benefit plan obligations
100 basis point increase in discount rate	$(144.8)	$(4.8)	$(22.2)	$(153.4)	$(4.8)	$(29.6)
100 basis point decrease in discount rate	177.1	5.8	26.4	190.5	5.7	35.5
Benefit plans expense
100 basis point increase in discount rate	(6.5)	(0.2)	(1.1)	(6.7)	(0.3)	0.8
100 basis point decrease in discount rate	4.6	0.2	1.3	5.1	0.2	(1.2)
Rate of compensation increase sensitivity
Accrued benefit plan obligations
50 basis point increase in rate of compensation increase	8.8	0.4	n/a	18.5	0.5	n/a
50 basis point decrease in rate of compensation increase	(9.7)	(0.4)	n/a	(16.4)	(0.3)	n/a
Benefit plans expense
50 basis point increase in rate of compensation increase	0.4	—	n/a	1.0	—	n/a
50 basis point decrease in rate of compensation increase	(0.4)	—	n/a	(0.9)	—	n/a
Health care cost trend rate sensitivity
Accrued benefit plan obligations
100 basis point increase in health care trend rate	n/a	n/a	18.9	n/a	n/a	30.7
100 basis point decrease in health care trend rate	n/a	n/a	(16.3)	n/a	n/a	(26.1)
Benefit plans expense
100 basis point increase in health care trend rate	n/a	n/a	1.3	n/a	n/a	1.3
100 basis point decrease in health care trend rate	n/a	n/a	(1.1)	n/a	n/a	(1.2)
The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used to determine the pension plan obligations and with the methods and assumptions used in Fiscal 2012.

20.6 Retirement benefit plans expense and contributions
The expense for the defined benefit, defined contribution and other benefit plans for Fiscal 2013 and Fiscal 2012, was as follows:

	2013				2012
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Current service cost, net of employee contributions	$0.9	$—	$—	$0.9	$0.9	$—	$—	$0.9
Net interest	6.3	—	10.6	16.9	8.7	(0.1)	11.8	20.4
Curtailment loss	4.2	—	—	4.2	—	—	—	—
Plan amendment loss (gain)	1.0	—	(43.8)	(42.8)	—	—	—	—
Settlement gain	—	—	—	—	—	—	(21.9)	(21.9)
Special termination benefits loss	0.6	—	—	0.6	—	—	—	—
Administrative expenses	0.7	0.1	—	0.8	0.4	—	—	0.4
Net defined benefit plans expense (income)	$13.7	$0.1	$(33.2)	$(19.4)	$10.0	$(0.1)	$(10.1)	$(0.2)
Net defined contribution plan expense	8.4	—	0.2	8.6	9.7	—	0.2	9.9
Total retirement benefit plans expense (income) [1]	$22.1	$0.1	$(33.0)	$(10.8)	$19.7	$(0.1)	$(9.9)	$9.7

[1]
Not included in total expense recognized are short-term disability payments of $8.2 million (2012: $8.1 million) that were paid from the health and welfare trust. Both short-term disability and the retirement benefit plans expense (income) are included in “Selling, administrative and other expenses”, unless disclosed elsewhere, in the Company’s Consolidated Statements of Net Earnings and Comprehensive Income.

Total cash contributions made by the Company to its defined benefit, defined contribution and other benefit plans, including payments to settle health and dental benefits of eligible members covered under the non-pension retirement plan, for the fiscal year ended February 1, 2014 were $53.5 million (2012: $63.0 million). For Fiscal 2014, it is estimated that the Company will make contributions of approximately $12.0 million to its defined benefit, defined contribution and other benefit plans, which include funding obligations as described in Note 14.2.
20.7 Remeasurements of the net defined retirement benefit liability

	2013				2012
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Actuarial gain (loss) on difference between expected interest income and actual return on plan assets	$115.9	$1.0	$(0.7)	$116.2	$73.7	$0.1	$(1.9)	$71.9
Actuarial (loss) gain due to change in demographic	(35.3)	(1.3)	6.2	(30.4)	—	—	—	—
Actuarial loss due to change in financial assumptions	—	—	—	—	(80.9)	(2.5)	(16.0)	(99.4)
Actuarial (loss) gain due to all other experiences	(11.9)	(0.2)	—	(12.1)	18.2	0.8	—	19.0
Total pre-tax remeasurement gains (losses)	$68.7	$(0.5)	$5.5	$73.7	$11.0	$(1.6)	$(17.9)	$(8.5)
Income tax (expense) recovery on remeasurement gains (losses)				(19.4)				3.5
Total remeasurement gains (losses), net of income taxes [1]				$54.3				$(5.0)

[1]	Total remeasurement gains (losses), net of income taxes, are included in “Other comprehensive (income) loss” in the Company’s Consolidated Statements of Net Earnings and Comprehensive Income.
The actuarial losses associated with changes in financial assumptions are due to changes in the discount rate. There are no changes to the discount rate as at February 1, 2014 for the Registered Retirement Plans, Non-registered Pension Plan (2012: a decrease of 0.5%), and Other Benefits Plan (2012: a decrease of 0.4%). The actuarial loss associated with changes in demographic are largely related to the change in the mortality table. The mortality table was updated in 2013 to reflect that members of the above Plans are living longer.

21. Contingent liabilities
21.1 Legal Proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the consolidated financial statements, including its Consolidated Statements of Financial Position, Consolidated Statements of Net Earnings and Comprehensive Income, and Consolidated Statements of Cash Flows.
21.2 Commitments and guarantees
Commitments
As at February 1, 2014, cash and cash equivalents that are restricted represent cash and investments pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $11.1 million (February 2, 2013: $9.0 million, January 28, 2012: $7.2 million), which is the Canadian equivalent of U.S. $10.0 million (February 2, 2013: U.S. $9.0 million, January 28, 2012: U.S. $7.2 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 14.2 “Liquidity Risk”.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $3.5 million as at February 1, 2014 (February 2, 2013: $2.3 million, January 28, 2012: $3.1 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the consolidated financial statements with respect to these indemnification commitments.

22. Income taxes
The average combined federal and provincial statutory income tax rate applied to the Company was 26.5% for Fiscal 2013 (2012: 25.5%) due to higher legislated statutory tax rates in the current year. A reconciliation of income taxes at the average statutory tax to actual income tax expense for Fiscal 2013 and Fiscal 2012 is as follows:

(in CAD millions)	2013	2012
Earnings before income taxes	$490.0	$114.2
Income taxes at the average statutory tax rate	$129.6	$29.1

(Decrease) increase in income taxes resulting from
Non-taxable portion of capital gain	(77.0)	(16.4)
Non-deductible items	0.4	1.7
Prior year assessments	(0.6)	2.7
Prior year true-up	0.3	—
Others	0.6	—
	53.3	17.1

Effective tax rate before the following adjustments	10.9%	15.0%
Changes in tax rates or imposition of new taxes	(9.8)	(4.1)
Total income tax expense	$43.5	$13.0
Effective tax rate	8.9%	11.4%
The Company’s total net cash refunds or payments of income taxes for the current year was a net payment of $32.9 million (2012: net refund of $4.9 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During Fiscal 2013, the Company recorded charges for interest on prior period tax re-assessments and accruals for uncertain tax positions as described in the table below, all included in the Consolidated Statements of Net Earnings and Comprehensive Income as follows:

(in CAD millions)	2013	2012
Finance costs recovery (increase)	$0.2	$(3.9)
Income tax recovery (expense):
Current	$0.6	$(5.4)
Deferred	$(0.2)	$2.2
Total benefits (charges) on uncertain tax positions	$0.6	$(7.1)
As the Company routinely evaluates and provides for potentially unfavourable outcomes, with respect to any tax audits, the Company believes that, other than as noted above, the final disposition of tax audits will not have a material adverse effect on liquidity.
In Fiscal 2013, the Company received federal and consequential provincial re-assessments to previous tax filings which the Company is disputing. For these disputed amounts, the Company placed a deposit of $28.0 million in Fiscal 2013, of which $20.2 million has been included in “Other long-term assets” and $7.8 million has been included in “Income taxes payable” in the Consolidated Statements of Financial Position as at February 1, 2014.
Included in “Other long-term assets” in the Consolidated Statements of Financial Position, as at February 1, 2014, were receivables of $32.5 million (February 2, 2013: $13.9 million) related to payments made by the Company for disputed tax assessments.

The tax effects of the significant components of temporary timing differences giving rise to the Company’s net deferred tax assets were as follows:

(in CAD millions)	As at February 2, 2013 (Note 2.25)	Recognized in earnings	Recognized in equity	As at February 1, 2014
Deferred revenue	$1.0	$(0.2)	$—	$0.8
Other long term liabilities	26.9	(2.3)	—	24.6
Derivative financial assets	—	—	(2.2)	(2.2)
Property, plant and equipment	(74.6)	30.7	—	(43.9)
Investment property	(37.3)	8.6	—	(28.7)
Goodwill and intangible assets	0.5	0.9	—	1.4
Retirement benefit obligations	109.9	(14.7)	(19.2)	76.0
Provisions	53.0	3.5	—	56.5
Other	(1.6)	1.6	—	—
Total deferred tax assets, net	$77.8	$28.1	$(21.4)	$84.5

(in CAD millions)	As at January 28, 2012 (Note 2.25)	Recognized in earnings	Recognized in equity	As at February 2, 2013 (Note 2.25)
Deferred revenue	$1.2	$(0.2)	$—	$1.0
Other long term liabilities	24.3	2.6	—	26.9
Derivative financial assets	0.1	(0.1)	—	—
Property, plant and equipment	(93.4)	18.8	—	(74.6)
Investment property	(37.1)	(0.2)	—	(37.3)
Goodwill and intangible assets	0.8	(0.3)	—	0.5
Retirement benefit obligations	118.0	(11.6)	3.5	109.9
Provisions	54.4	(1.4)	—	53.0
Tax credit carryforwards	12.9	(12.9)	—	—
Other	(2.2)	0.6	—	(1.6)
Total deferred tax assets, net	$79.0	$(4.7)	$3.5	$77.8

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Deferred tax assets	$88.7	$83.8	$84.6
Deferred tax liabilities	(4.2)	(6.0)	(5.6)
Total deferred tax assets, net	$84.5	$77.8	$79.0

23. Segmented information
In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, Operating Segments which includes the identification of the Chief Operating Decision Maker, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into two reportable segments: Merchandising and Real Estate Joint Arrangement operations. The Merchandising segment includes revenues from the sale of merchandise and related services to customers. The Real Estate Joint Arrangement segment includes income from the Company’s joint arrangement interests in shopping centres across Canada, all of which contain a Sears store.
23.1 Segmented statements of earnings

(in CAD millions)	2013	2012 (Note 2.25)
Total revenue
Merchandising	$3,945.8	$4,300.7
Real Estate Joint Arrangements	46.0	45.8
Total revenues	$3,991.8	$4,346.5
Segmented operating (loss) income
Merchandising	$(205.1)	$(81.5)
Real Estate Joint Arrangements	17.3	9.7
Total segmented operating loss	$(187.8)	$(71.8)
Finance costs
Merchandising	$9.3	$13.3
Real Estate Joint Arrangements	1.5	1.8
Total finance costs	$10.8	$15.1
Interest income
Merchandising	$2.5	$4.1
Real Estate Joint Arrangements	0.1	0.2
Total interest income	$2.6	$4.3
Gain on lease terminations and lease amendments
Merchandising	$577.2	$167.1
Real Estate Joint Arrangements	—	—
Total gain on lease terminations and lease amendments	$577.2	$167.1
Gain on sale of interest in real estate joint arrangements
Merchandising	$—	$—
Real Estate Joint Arrangements	66.3	8.6
Total gain on sale of interest in real estate joint arrangements	$66.3	$8.6
Gain on settlement and amendment of retirement benefits
Merchandising	$42.5	$21.1
Real Estate Joint Arrangements	—	—
Total gain on settlement and amendment of retirement benefits	$42.5	$21.1
Income tax (expense) recovery
Merchandising	$(40.1)	$(12.1)
Real Estate Joint Arrangements	(3.4)	(0.9)
Total income tax expense	$(43.5)	$(13.0)
Net earnings	$446.5	$101.2

23.2 Segmented statements of total assets

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Merchandising	$2,354.2	$2,210.8	$2,425.6
Real Estate Joint Arrangements	38.1	293.9	341.8
Total assets	$2,392.3	$2,504.7	$2,767.4
23.3 Segmented statements of total liabilities

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Merchandising	$1,314.4	$1,402.3	$1,638.7
Real Estate Joint Arrangements	4.1	26.0	36.7
Total liabilities	$1,318.5	$1,428.3	$1,675.4

24. Capital stock
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”). The 2013 NCIB permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares as at May 10, 2013. Under the 2013 NCIB, purchases were allowed to commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as the Company may complete its purchases pursuant to the 2013 NCIB. The total purchase of common shares by the Company pursuant to the 2013 NCIB will not exceed, in the aggregate, 5% of all outstanding common shares, and is subject to the limits under the TSX rules, including a daily limit of 25% of the average daily trading volume (which, cannot exceed 19,689 common shares a day), and a limit of one block purchase per week.
There were no share purchases during Fiscal 2013 (2012: 870,633 shares were purchased for $9.7 million as part of a normal course issuer bid in place for the period of May 25, 2011 to May 24, 2012). The impact of the share repurchases in Fiscal 2012 was a decrease to “Capital stock” and “Retained earnings” in the Consolidated Statements of Financial Position of $0.1 million and $9.6 million, respectively.
During Fiscal 2013, the Company distributed $509.4 million to holders of common shares as an extraordinary cash dividend (2012: $101.9 million). Payment in the amount of $5.00 per common share was made on December 6, 2013.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”).
As at the end of February 1, 2014, the only shares outstanding were common shares of the Company. The following table presents a continuity of capital stock for the fiscal years ended February 1, 2014 and February 2, 2013:

	2013		2012
(in CAD millions, except number of shares)	Number of Common Shares	Stated Value	Number of Common Shares	Stated Value
Balance, beginning of fiscal year	101,877,662	$14.9	102,748,295	$15.0
Repurchases of common shares	—	—	(870,633)	(0.1)
Balance, end of fiscal year	101,877,662	$14.9	101,877,662	$14.9
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, together form the ultimate controlling party of the Company. ESL is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company as at February 1, 2014 (February 2, 2013: 28,158,368 or 27.6%, January 28, 2012: nil). Sears Holdings, the controlling shareholder of the Company, is the beneficial holder of 51,962,391 or 51.0%, of the common shares of the Company as at February 1, 2014 (February 2, 2013: 51,962,391 or 51%, January 28, 2012: 97,341,670 or 94.7%). The issued and outstanding shares are fully paid and have no par value.

25. Capital disclosures
The Company’s objectives when managing capital are:

•	Maintain financial flexibility thus allowing the Company to preserve its ability to meet financial objectives and continue as a going concern;

•	Provide an appropriate return to shareholders; and

•	Maintain a capital structure that allows the Company to obtain financing should the need arise.
The Company manages and makes adjustments to its capital structure, when necessary, in light of changes in economic conditions, the objectives of its shareholders, the cash requirements of the business and the condition of capital markets. In order to maintain or adjust the capital structure, the Company may pay a dividend or return capital to shareholders, modify debt levels or sell assets.
The Company defines capital as follows:

•	Long-term obligations, including the current portion of long-term obligations (“Total long-term obligations”); and

•	Shareholders’ equity.
The following table presents summary quantitative data with respect to the Company’s capital resources:

(in CAD millions)	As at February 1, 2014	As at February 2, 2013 (Note 2.25)	As at January 28, 2012 (Note 2.25)
Total long-term obligations	$35.9	$59.4	$154.0
Shareholders’ equity	1,073.8	1,076.4	1,092.0
Total	$1,109.7	$1,135.8	$1,246.0

26. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	2013	2012 (Note 2.25)
Apparel and Accessories	$1,462.8	$1,474.2
Home and Hardlines	998.4	1,125.4
Major Appliances	823.3	876.3
Other merchandise revenue	227.7	362.5
Services and other	342.6	367.7
Commission and licensee revenue	137.0	140.4
Total revenue	$3,991.8	$4,346.5

27. Employee benefits expense
The components of the Company’s employee benefits expense for the current and prior fiscal year were as follows:

(in CAD millions)	2013	2012
Wages and salaries	$585.2	$657.9
Paid absences [1]	55.6	62.1
Benefits
Provincial healthcare costs	13.6	15.5
Flex benefits	15.0	16.6
Retirement benefit plans expense [2]	(10.8)	9.7
Statutory deductions [3]	40.5	45.7
Severance	60.5	17.1
Other employer paid benefits	3.2	(1.2)
Total benefits expense	$762.8	$823.4

1     Paid absences are expenses related to vacation, statutory holidays and sick days.

[2]
Included in Retirement benefit plans expense for Fiscal 2013 was a $42.8 million gain related to the amendments to the defined benefit registered retirement plan and non-pension retirement benefit plan (2012: $21.9 million gain related to settlement of a voluntary buyout of non-pension retirement benefits).

3    Statutory deductions consist of the employer portion of payment for the Canada Pension Plan and Employment Insurance.
These expenses are included in “Cost of goods and services sold”, “Selling, administrative and other expenses” and “Gain on settlement and amendment of retirement benefits” in the Consolidated Statements of Net Earnings and Comprehensive Income.

28. Gain on lease terminations and lease amendments
On June 14, 2013, the Company announced its intention to enter into a series of transactions related to its leases on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga). The landlords approached the Company with a proposal to enter into a series of lease amendments for a total consideration of $191.0 million, being the amount the landlords were willing to pay for the right to require the Company to vacate the two locations.
On June 24, 2013, the Company received proceeds of $191.0 million upon closing of the transaction which gave the landlords the right to require the Company to vacate the two locations by March 31, 2014. The landlords exercised such right on July 25, 2013. The transaction resulted in a pre-tax gain of $185.7 million, net of legal costs and the de-recognition of leasehold improvements of $5.3 million.
The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million, which was paid on June 24, 2013. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete certain lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store. As of February 1, 2014, the option had not been exercised and was included in “Accounts payable and accrued liabilities” in the Consolidated Statements of Financial Position.
On October 29, 2013, the Company announced that it would terminate its leases in respect of four stores and partially terminate its lease in a fifth location, for a total consideration of $400.0 million. Four of the five stores are owned by The Cadillac Fairview Corporation Limited (Cadillac Fairview) and are located in Ontario: Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place. The fifth store is located at Richmond Shopping Centre in British Columbia and is co-owned by Ivanhoé Cambridge II Inc. and Cadillac Fairview. The transaction requires Sears to vacate Sherway Gardens, London-Masonville Place and the retail floors of the Toronto Eaton Centre (“TEC”), by February 28, 2014, and Markville and Richmond Shopping Centres by February 28, 2015. On November 12, 2013, the Company received proceeds of $400.0 million for these transactions, resulting in a pre-tax gain of $391.5 million, net of legal costs and the de-recognition of leasehold improvements and furniture and fixtures of $9.5 million.
As part of this transaction, the Company vacated the retail floors of the TEC. The Company will continue to use the office floors of the TEC as its headquarters under terms consistent with the existing lease. In accordance with IAS 17, Leases, the lease on the office floors of the TEC was assessed as a finance lease. The Company has transferred all risks and rewards associated with the vacated retail floors, has no significant continuing involvement related to these floors, and all costs associated with vacating the retail floors have been measured reliably.
In accordance with IAS 18, Revenue, the Company has recognized the entire gain of $391.5 million in Fiscal 2013 in the Consolidated Statements of Net Earnings and Comprehensive Income.

On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represented the amount the landlord was willing to pay for the right to redevelop the property based upon their analysis of the potential returns from redevelopment.
On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million, net of legal costs and the de-recognition of leasehold improvements of $5.7 million. The Company exited all three properties on October 31, 2012 and has no further financial obligation related to the transaction.
On June 20, 2012, the Company entered an agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) property. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012. In Fiscal 2010, the Company incurred an impairment loss of $2.9 million relating to the property, plant and equipment at its Deerfoot property. As a result of the agreement and expected proceeds, the Company recorded an impairment loss reversal (net of accumulated amortization) of $2.1 million in “Selling, administrative and other expenses”. On the closing date of October 26, 2012, the Company vacated the property and received cash proceeds of $5.0 million, resulting in a pre-tax gain of $2.8 million, net of legal costs and the de-recognition of leasehold improvements and furniture and fixtures of $2.2 million. The Company has no further financial obligation related to the transaction.

29. Assets classified as held for sale
On October 29, 2013, the Company announced the future closure of one of its RLC. The RLC including the adjacent vacant property, which are owned by the Company, is being marketed for sale and if a buyer is identified that will purchase the RLC at a price acceptable to the Company, then the RLC will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.

(in CAD millions)	As at February 1, 2014
Property, plant and equipment	$10.9
Investment property	2.4
Assets classified as held for sale	$13.3
The carrying value of property, plant and equipment and investment property of the RLC held for sale was higher than the estimated fair value less costs to sell and, as a result, the Company recognized an impairment loss of $16.5 million. This amount is included in the $27.7 million of impairment (reversals) losses in the property, plant and equipment continuity in Note 9. The Company determined fair value by engaging an independent qualified third party appraiser to conduct an appraisal of its RLC land and building properties. The valuation method used to determine fair value was the direct sales comparison approach. Impairment losses are included in ‘‘Selling, administrative and other expenses’’ in the Consolidated Statements of Net Earnings and Comprehensive Income.
The operations of the RLC is not presented as discontinued operations on the Consolidated Statement of Net Earnings and Comprehensive Income as they do not represent a separate geographical area of operations or a separate major line of business.

30. Sale of Cantrex Group Inc. (“Cantrex”)
On April 24, 2012, the Company entered an agreement to sell the operations of its subsidiary, Cantrex, to Nationwide Marketing Group, LLC for $3.5 million, equal to the net carrying amount of specified Cantrex assets and liabilities. On April 29, 2012, the Company received the proceeds on the sale, de-recognized the assets and liabilities sold and recorded a gain on sale of nil.

31. Related party transactions
The immediate parent of the Company is Sears Holdings. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida) through Sears Holdings. The Company also has interests in joint arrangements, as described in Note 11.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.
31.1 Trading transactions
During the current and prior fiscal year, the Company entered into the following trading transactions with related parties:

				2013				2012
(in CAD millions)	Purchase of goods	Services received	Other	Total	Purchase of goods	Services received	Other	Total
Sears Holdings Corporation	$—	$4.5	$0.4	$4.9	$—	$5.0	$0.2	$5.2
Real estate joint arrangements	—	3.9	—	3.9	—	4.5	—	4.5
Total related party transactions	$—	$8.4	$0.4	$8.8	$—	$9.5	$0.2	$9.7
The following balances were outstanding as at the end of the fiscal year:

	Amounts receivable from related parties
(in CAD millions)	As at February 1, 2014	As at February 2, 2013	As at January 28, 2012
Sears Holdings Corporation	$—	$0.3	$0.1

	Amounts payable to related parties
(in CAD millions)	As at February 1, 2014	As at February 2, 2013	As at January 28, 2012
Sears Holdings Corporation	$0.4	$0.7	$0.6
The related party transactions with Sears Holdings are in the ordinary course of business for shared merchandise purchasing services. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. These balances are included in “Accounts payable and accrued liabilities” and “Accounts receivable, net” in the Consolidated Statements of Financial Position.
The related party transactions with the various real estate joint arrangements represent lease payments for the lease of the Company’s stores. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties.
The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognized in the current or prior fiscal periods for bad or doubtful debts in respect of the amounts owed by related parties.
The Company’s Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

32. Key management personnel compensation
Key management personnel are those individuals having the authority and responsibility for planning, directing and controlling the activities of the Company. The Company considers the Board of Directors and the following former and current members of senior management to be key management personnel:
Former President and Chief Executive Officer;
President and Chief Executive Officer;
Executive Vice-President and Chief Financial Officer;
Former Executive Vice-President, Financial Services;
Former Senior Vice-President & Chief Information Officer;
Former Senior Vice President, General Merchandise Manager, Accessories Merchandising;
Former Senior Vice President, General Merchandise Manager, Apparel Merchandising;
Former Senior Vice-President, Home & Hardlines;
Former Senior Vice-President, Marketing;
Former Senior Vice-President, Human Resources;
Executive Vice-President, Chief Operating Officer and General Counsel;
Former Senior Vice-President, Retail Stores;
Senior Vice President, Home & Hardlines and Strategic Initiatives
Senior Vice President, Human Resources;
Senior Vice President, Apparel and Accessories;
Former Senior Vice President, Logistics and Supply Chain;
Interim Senior Vice President, Retail Stores; and
Interim Senior Vice President, Direct.
Key management personnel compensation was as follows:

(in CAD millions)	2013	2012
Salaries and perquisites	$8.1	$7.4
Annual incentive plans and other bonuses	1.2	0.9
Pensions	0.1	0.1
Termination benefits	1.3	0.9
Total key management personnel compensation	$10.7	$9.3

33. Net earnings per share
A reconciliation of the number of shares used in the net earnings per share calculation is as follows:

(Number of shares)	2013	2012
Weighted average number of shares per basic net earnings per share calculation	101,877,662	102,078,477
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net earnings per share calculation	101,877,662	102,078,477
“Net earnings” as disclosed in the Consolidated Statements of Net Earnings and Comprehensive Income was used as the numerator in calculating the basic and diluted net earnings per share. For the fiscal year ended February 1, 2014, there were no outstanding options to exclude from the calculation of diluted net earnings per share. For the fiscal year ended February 2, 2013, 5,440 outstanding options were excluded from the calculation of diluted net earnings per share as they were anti-dilutive.

34. Changes in non-cash working capital balances
Cash generated from (used for) non-cash working capital balances were comprised of the following:

(in CAD millions)	2013	2012 (Note 2.25)
Accounts receivable, net	$(6.6)	$36.4
Inventories	76.8	(27.5)
Prepaid expenses	4.8	(0.7)
Accounts payable and accrued liabilities	(52.6)	(86.9)
Deferred revenue	(10.1)	(10.2)
Provisions	43.1	1.5
Income and other taxes payable and recoverable	19.5	(35.5)
Effect of foreign exchange rates	(1.6)	—
Cash generated from (used for) non-cash working capital balances	$73.3	$(122.9)

35. Changes in long-term assets and liabilities
Cash (used for) generated from long-term assets and liabilities were comprised of the following:

(in CAD millions)	2013	2012 (Note 2.25)
Other long-term assets	$7.0	$23.1
Other long-term liabilities	(14.9)	(1.0)
Other	0.3	11.1
Cash (used for) generated from long-term assets and liabilities	$(7.6)	$33.2

36. Burnaby arrangement
On October 11, 2013, the Company announced that it entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of nine acres of the Company’s property on and adjacent to the Company’s store located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Project”). Closing under the agreement is contingent upon obtaining the approval from the City of Burnaby for the Project, which is expected to occur over an extended period of time.
This agreement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million subject to adjustments, and the retention of Concord on customary terms to manage the development. $15.0 million of the purchase price is to be paid in cash on closing, with the balance represented by an interest-free long term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. If third party debt financing cannot be obtained, Concord will be responsible for providing debt financing to develop the Project (which would, with certain exceptions, be subordinated to the long-term note held by the Company). The estimated cost to fully develop and build out the Project as contemplated is currently in excess of $1.0 billion. Completion of the Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
In January 2014, in conjunction with Concord obtaining financing to develop the Project, Sears entered into a demand mortgage for $25.0 million, secured by the Project property. Interest on drawings under the mortgage is determined based on the prime rate plus a spread, and is due monthly. As at February 1, 2014, the Company had no borrowings on the mortgage. In January 2014, Concord entered into a demand loan agreement for $20.0 million. The loan is guaranteed by Concord’s parent company, One West Holdings Ltd., and the Company’s undrawn $25.0 million mortgage has been pledged as collateral. As at February 1, 2014, Concord had borrowed $12.6 million against the available demand loan.

37. Approval of consolidated financial statements
The consolidated financial statements were approved by Board of Directors and authorized for issue on March 13, 2014.

DIRECTORS AND OFFICERS

Board of Directors	Officers
Douglas Campbell President and Chief Executive Officer of the Corporation	Douglas Campbell President and Chief Executive Officer
William C. Crowley [2,3] Chief Exective Officer Àshe Capital Management, LLC	E.J. Bird Executive Vice-President and Chief Financial Officer
William R. Harker [2,3] President Àshe Capital Management, LLC	Klaudio Leshnjani Executive Vice-President and Chief Operating Officer
R. Raja Khanna [1,4] Chief Executive Officer Blue Ant Media Inc.
James McBurney [1,4] Corporate Director
Deborah E. Rosati [1,2,4] Corporate Director and Advisor
Donald C. Ross [1,2,4] Senior of Counsel Covington & Burling LLP
H Ronald Weissman [1] Corporate Director

Committees

1	Audit Committee
2	Human Resources and Compensation Committee
3	Investment Committee
4	Nominating and Corporate Governance Committee

CORPORATE INFORMATION
Head Office

Sears Canada Inc.
290 Yonge Street
Suite 700
Toronto, Ontario
M5B 2C3

Website:www.sears.ca
E-mail:home@sears.ca

For more information about the Company, or for additional copies of the Annual Report, write to the Corporate Communications Department at the Head Office of Sears Canada Inc., or call 416-941-4428.

The Company’s regulatory filings can be found on the SEDAR website at www.sedar.com and on the U.S. Securities Exchange Commission (SEC) website at www.sec.gov.

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: SCC

Transfer Agent and Registrar

CST Trust Company
P.O. Box 700, Station B
Montreal, Québec
H3B 3K3

Answerline: 416-682-3860
                       1-800-387-0825
Fax: 1-888-249-6189
Website: www.canstockta.com
E-Mail: inquiries@canstockta.com

Annual and Special Meeting

The Annual and Special Meeting of the Shareholders of Sears Canada Inc. will be held on Thursday, April 24, 2014 at 8:00 a.m. in Room 5B1, Fifth floor, 290 Yonge Street, Toronto, Ontario Canada.

Édition française du Rapport annuel

On peut se procurer l’édition française de ce rapport en écrivant au:

Service national des communications
Sears Canada Inc.
290 Yonge Street
Suite 700
Toronto, Ontario
M5B 2C3

Pour obtenir de plus amples renseignements au sujet de la Société ou pour obtenir des exemplaires supplémentaires du rapport annuel, veuillez écrire au service national des Communications au siège social de Sears Canada Inc., ou composez le 416-941-4428.

Les dépôts réglementaires de la Société se trouvent sur le site Web de SEDAR à l’adresse www.sedar.com et sur le site Web de la Securities Exchange Commission (« SEC ») des États-Unis à l’adresse www.sec.gov.